PE
12-31-03 APR 26 2004
ARLS

04027383

THE MODEL WORKS

Coventry Health Care

2003 Annual Report

PROCESSED
APR 27 2004
THOMSON
FINANCIAL

WHAT DID IT TAKE TO ACHIEVE YET ANOTHER YEAR OF OUTSTANDING RESULTS?

core business. strategic acquisitions.

major service areas. declining administrative costs.

dedicated, caring employees.

ABOUT COVENTRY



A FAMILY OF PLANS BUILT ON TRUST

SOUTHERN HEALTH
A Coventry Health Care Plan

WELLPATH
A Coventry Health Care Plan

PERSONALCARE
A Coventry Health Care Plan

COVENTRY
Health Care

HEALTHAMERICA
HEALTHASSURANCE
Coventry Health Care Plans

GHP
A Coventry Health Care Plan

CARELINK
A Coventry Health Care Plan

ALTIUS
HEALTH PLANS

HEALTHCARE USA
A Coventry Health Care Plan

PROFITABLE

Selected Consolidated Financial Information

(in thousands except per share and membership data)

	2003	2002	2001	2000	1999
		December 31,			
Operations Statement Data[1]					
Operating revenues	$4,535,143	$3,576,905	$3,147,245	$2,604,910	$2,162,372
Operating earnings	366,197	200,670	91,108	62,515	47,855
Earnings before income taxes	393,064	225,741	134,682	102,068	76,000
Net earnings	250,145	145,603	84,407	61,340	43,435
Basic earnings per share	2.84	1.64	0.87	0.69	0.49
Diluted earnings per share	2.75	1.58	0.83	0.62	0.45
Balance Sheet Data[1]					
Cash and investments	$1,405,922	$1,119,120	$ 952,491	$ 752,450	$ 614,603
Total assets	1,981,736	1,643,440	1,451,273	1,239,036	1,081,583
Total medical liabilities	597,190	558,599	522,854	444,887	362,786
Long-term liabilities	27,358	21,691	10,649	6,443	10,445
Senior notes	170,500	175,000	—	—	—
Redeemable convertible preferred stock	—	—	—	—	47,095
Stockholders' equity	928,998	646,037	689,079	600,430	480,385
Operating Data[1]					
Medical loss ratio[2]	81.2%	83.3%	86.0%	85.8%	86.1%
Operating earnings ratio	8.1%	5.6%	2.9%	2.4%	2.2%
Administrative expense ratio	12.0%	12.2%	12.0%	12.7%	13.8%
Basic weighted average shares outstanding	88,113	88,802	97,485	89,282	88,538
Diluted weighted average shares outstanding	90,765	91,865	101,812	98,635	96,238
Risk membership, continuing operations	1,899,000	1,640,000	1,522,000	1,437,000	1,202,000
Non-risk membership, continuing operations	484,000	395,000	319,000	276,000	238,000
Network rental membership, continuing operations	678,000	788,000	730,000	593,000	684,000

(1) Operations Statement Data include the results of operations of acquisitions since the date of acquisition. Balance Sheet Data reflect acquisitions as of December 31, of the year of acquisition. See the notes to consolidated financial statements for detail on our acquisitions.

(2) Medical loss ratio excludes non-recurring charges and recoveries recorded in 2000 and 1999. For detail on these charges and recoveries, refer to the notes included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

TOTAL REVENUE
(Continuing Operations, in billions)



$5.0
4.0
3.0
2.0
1.0
0
'99
'00
'01
'02
'03

EARNINGS PER SHARE



$3.00
2.50
2.00
1.50
1.00
0.50
0
'99
'00
'01
'02
'03

NET INCOME & CASH FLOW FROM OPERATIONS
(in millions)



$350
300
250
200
150
100
50
0
Net Income
CFFO
'00
'01
'02
'03

OPERATING MARGINS



10%
8
6
4
2
0
'99
'00
'01
'02
'03

DEAR FELLOW SHAREHOLDERS,

I am delighted to report the past year was our best ever. Our performance across the board demonstrates that the Coventry model works and is gaining momentum. We grew membership and revenues organically and completed two strategic acquisitions. We managed medical costs to one of the lowest trends in the industry and kept overhead in check while improving service levels. Our proven ability to take local market share from much bigger national competitors, growing both the top and bottom line, positions us for continuing profitable growth.

Milestones of Success

By just about any quantitative measure, 2003 was a record-setting year. Our year-end enrollment of 2.38 million was a 17 percent increase over 2002. This includes 244,000 members added via PersonalCare and Altius, acquisitions that opened new markets. Another 157,000 members joined Coventry's established plans, achieving an organic growth rate of 7.7 percent, among the best in the industry, and further solidifying our position in our home markets. Revenue growth kept pace with enrollment growth, at 27 percent above 2002. Furthermore, this growth was profitable, with earnings per share up 74 percent. Improvements in standardized medical quality scores, satisfaction surveys, claims auto-adjudication rates and call-handling times attest to a foundation of quality, responsive service and efficient use of resources—the keys to sustainable growth. These milestones of success did not go unnoticed. Investors responded by driving our share price up 122 percent, and the national media ranked Coventry among America's top performing, best run corporations (see page 11).

Managing for the Long Term

Yet success is never final; it's just one year's results. Nonetheless, the sound business model, proven practices and responsible culture we've built over the last seven years maximize the likelihood of enduring success. In our business model, we focus on doing one thing well: operating local health plans. We know which advantages flow from local decision-making and which from centralized management, and our organization extends those advantages. Using proven practices, we "execute on the details," getting solid results from progressive, data-driven programs such as locally tailored benefits; statistically based action plans for network and medical management; and predictive modeling methodologies that deliver the right interventions to the right members at the right time. We nurture a responsible culture, in which understanding and managing costs is a core competency expressed in policies such as internal benchmarks, monthly executive expense reviews, a conservative reserve strategy and balance sheet

> OUR PERFORMANCE ACROSS THE BOARD DEMONSTRATES THAT THE COVENTRY MODEL WORKS AND IS GAINING MOMENTUM.



left to right: Dale B. Wolf, *Executive Vice President, CFO and Treasurer* • Allen F. Wise, *President and CEO* • Thomas P. McDonough, *Executive Vice President and COO*

OUR OPERATIONAL PRACTICES AND FINANCIAL CONTROLS ARE CONSISTENT YEAR OVER YEAR BECAUSE OUR DECISIONS REFLECT COVENTRY'S GROWTH MODEL.

protection in M&A negotiations. Fiscal responsibility is not a brake on innovation, however. We always manage for the long term—for instance, paying the short-term price for system conversions that will pay off in the long run. Finally, our operational practices and financial controls are consistent year over year because our decisions reflect Coventry's growth model, not what the competition is doing in particular markets.

Springboard for Profitable Growth

It's tough to operate health plans these days. Competition is keen as the industry consolidates, provider negotiations are difficult, customers are demanding, regulators are rigorous, and the media are often critical. Demand for services rises even as the economy puts stress on the ability of the private and public sectors to pay. As a leading health insurance carrier, we can't be content to play "middle man" in the delivery and financing of care. We need to bring more efficiency to the system at lower cost. Fortunately, Coventry is in a great position to meet this challenge. To grow into our fullest potential will take the same strengths that produced our 2003 results and all our achievements to date: diversity in markets, products and customers; focus on the details; low cost structure under tight control; investment in smart, tenacious, results-oriented people. The last of these factors being the most important, I want to thank our 4,000 dedicated employees for making 2003 such a resounding success.

Allen F. Wise

Allen F. Wise
President and Chief Executive Officer

UNDERSTANDING





UNDERSTANDING INDIVIDUAL CUSTOMERS' NEEDS TAKES LOCAL INSIGHT. MEETING THOSE NEEDS IN A COST-EFFECTIVE MANNER TAKES NATIONAL REACH. COMBINING LOCAL AND CENTRALIZED STRENGTHS IS THE ESSENCE OF OUR BUSINESS MODEL.

TOTAL MEMBERSHIP
(in thousands)



2,500
2,000
1,500
1,000
500
0
'99 '00 '01 '02 '03

Local Focus + Centralized Expertise

What is the Coventry model? Essentially, it's a strategy for business growth and operational excellence that recognizes two principles: (1) customers want their health benefits delivered locally, with decisions made by people who know their needs and preferences; and (2) administering those local plans can be made more cost-effective through a centralized infrastructure benefiting from economies of scale. From this recognition flow local branding, product design, sales and support, network management and medical management, coupled with centralized customer service, information technology, underwriting and actuarial functions. This combination yields a low cost structure, high-level execution, and adaptability to changing market conditions that other business models cannot match. It allows us to prosper in good times and bad; to make prudent acquisitions and quickly assimilate them; and to offer members, groups and investors consistent results with no surprises. Proof is in our profitable growth: 24.3% average annual revenue growth over the past 7 years with 51% EPS growth over the same period.



GROWTH



Growth is no surprise given the model: the low cost structure that it promotes allows Coventry to offer the broadest product portfolio in each market at a competitive price. This breadth benefits Coventry as well as our customers. By selling a broad range of products to multiple market segments in a variety of places, Coventry minimizes exposure to fluctuations in local economic, demographic and regulatory conditions. With literally thousands of plan variations across the spectrum of managed care, we appeal to all segments of the commercial market: small, mid-size and large groups and ASO customers in roughly equal numbers. The industries we cover vary as well, further distributing risk. Our Medicare and Medicaid programs are also structured for diversity, with products tailored to the population, rate structure and regulatory climate of each market. Having such a wealth of offerings has helped Coventry win top three market share in 11 of its 14 markets.

Our low cost structure also lets us service our diverse products cost effectively. Our administrative costs as a share of operating revenue have declined annually since 1999, with the ratio currently below 12 percent. To put this efficiency in perspective, according to the government's Centers for Medicare & Medicaid analysis, the average publicly traded managed care company paid 16 percent of its revenues in administrative costs in 2002 (the most recent year for which these figures are available), and this level has remained essentially flat since 1999.






Topeka
Oklahoma City
Little Rock
Amarillo
Lubbock
Fort Worth
Dallas
Waco
Austin
Houston
Galveston
Corpus Christi
Laredo
Brownsville
Nuevo Laredo
Matamoros
Monterrey
Saltillo
New Orleans
Tampa
St Petersburg
Orlando
Jacksonville
Savannah
Miami
Key West
Gulf of Mexico
GREAT ABACO
BAHAMAS



Coventry Service Areas		Customer Service Centers
Delaware	Nebraska	○ Cranberry, Pennsylvania
Georgia	North Carolina	○ Harrisburg, Pennsylvania
Illinois	Ohio	○ Newark, Delaware
Iowa	Pennsylvania	◎ Bismarck, North Dakota
Kansas	Utah	
Louisiana	Virginia	
Maryland	West Virginia	
Missouri		

HANDS-





HANDS-ON MANAGEMENT OF THE INTEGRATION PROCESS GUIDES NEWLY ACQUIRED PLANS TO PROFITABLE GROWTH, USUALLY IN LESS THAN 24 MONTHS. OUR 2003 ACQUISITIONS DID EVEN BETTER.

NET ACQUISITION GROWTH
(in thousands)



200
150
100
50
0
'99
'00
'01
'02
'03

Becoming Coventry

The growth-generating advantages of the Coventry model go beyond winning and keeping customers. They are seen in our ability to assimilate—and optimize—new acquisitions in short order. Before a deal is final, Coventry's exhaustive due diligence process lets management identify and prioritize improvement opportunities. Once the deal closes, a cross-functional team starts implementing action plans and communicating with employees. Underwriting is brought in-house, and financial systems are converted beginning on day one. Whether the acquisition was a market performer or a turnaround candidate, it typically achieves profitable growth within 24 months of the acquisition, even when the integration involves wholesale replacement of systems and the reorganization of sales forces or management. Coventry's M&A experience makes this possible: 13 successful acquisitions since 1999. The latest acquisitions are no exception. The integration of Altius Health Plan, a profitable and growing Utah plan acquired in September, is running smoothly and on schedule. The plan has grown in membership and profitability since the acquisition. PersonalCare Health Management in Illinois, which we acquired in February 2003, is now completely integrated and posting impressive claims processing improvements since switching to Coventry's IT platform. Both new plans are already accretive to earnings, just as we expected.



OPPORTUNITY

The Road Ahead

Because the Coventry model is such a powerful engine of profitable growth, shareholders can look forward to more positive results. We will broaden our product portfolio as well as offering more wellness options. Our networks will expand too, with statewide hospital and physician networks planned for 2004. We will selectively focus on the more profitable governmental programs, including Medicare+Choice and Medicaid in some areas and the Federal Employee Health Benefits Program. In actuarial and medical management, look for us to derive more value from recently implemented data tools, such as contract modeling programs, statistically driven preauthorization policies, and predictive modeling. In administration, our centralized customer service organization and our consolidated IT platform will allow us to leverage staffing levels as we grow. And even with anticipated acquisitions and planned system enhancements, we expect IT spending as a percent of revenues will continue to decline from its current industry-beating levels. Customers will experience easier access over multiple interfaces as call centers become true contact centers. For all these reasons, we are eager to face the future with all its challenges and opportunities. By refining our low cost structure and energizing the abundant talent in our ranks, we can prevail against tough and consolidating competition. Market success, in turn, will help us strengthen the communities we serve. In short, we want to make the Coventry model work for everyone.





LEADING BUSINESS PUBLICATIONS REGULARLY CHART THE FINANCIAL PROGRESS OF AMERICA'S PUBLICLY TRADED COMPANIES, PRINTING RANKINGS AND LISTS THROUGHOUT THE YEAR. COVENTRY FREQUENTLY APPEARS ON THESE LISTS, BUT NEVER SO PROMINENTLY AS IN 2003.* HERE'S HOW WE FARED:

Forbes — *Forbes'* Platinum 400 identifies "the Best Big Companies in America" from among publicly traded companies with revenues of at least $1 billion. Chosen companies "have the best balance of long- and short-term performance." For the second consecutive year, Coventry made the list.

Barron's — The *Barron's* 500 honor roll ranked Coventry #1 overall among the 500 largest publicly traded companies in the US and Canada. The magazine looked at four categories: stock performance, CFROI (cash flow return on investment, adjusted for inflation and accounting practices) over a three-year period, projected CFROI, and revenue change versus the past year. *Barron's* noted Coventry's membership growth and success "holding selling, general and administrative costs firmly in check." Coventry moved up from #12 on *Barron's* 2002 list.

Wall Street Journal — In its 2003 Shareholder Scorecard, the WSJ named Coventry the 10th best performer based on returns over the past three years. Coventry also ranked among the top ten in two categories: Health Care Providers and Most Improved Companies (based on annual earnings gains).

Fortune — It was also the second straight year Coventry made the *Fortune 500*, jumping up 48 places on the roster. Coventry also ranked twelfth among biggest one-year investment gains with a percentage return of 45.5%. (By comparison, the average return for *Fortune 500* companies was -11.8%.) Coventry also once again appeared on the *Fortune 40* list of stocks with the strongest chance of beating the market over the next 12 months—one of only four companies named twice in a row.

**Publications' rankings and lists based on 2002 performance*

Table of Contents

The following discussion should be read in conjunction with the accompanying audited consolidated financial statements and notes thereto.

Executive-Level Overview

General Operations

We are a leading publicly traded managed health care company with approximately 2.4 million members, excluding network rental members, as of December 31, 2003. We operate a diversified portfolio of local market health plans, insurance companies and provider networks serving 14 markets. Our operations are based in Bethesda, Maryland with our local markets primarily covering the Mid-Atlantic, Midwest and Southeast regions of the United States. Our primary focus is owning and operating health plans with a concentration on risk business with mid-sized employer groups.

We operate our health plans with a local focus but with the management expertise, resources and economies of scale of a large, well-capitalized company. We believe the delivery of health care benefits and services is best managed on a market-by-market basis. Each of our health plans operates under its local market name and has local management, including sales and marketing, medical management, contracting and provider relations personnel that design and manage health benefits to meet the needs of our individual markets. We believe that our local focus enables us to quickly adapt our products and services to the needs of individual markets and maintain strong relationships with our employer customers, members and health care providers. We will continue to meet competitive challenges by offering quality products at adequate rates while maintaining our low cost structure.

Highlights of 2003 Performance

- Membership increased 17% over the prior year.
- Revenue increased 27% over the prior year.
- Medical loss ratio of 81.2% improved 210 basis points over the prior year.
- Selling, general and administrative expenses, as a percentage of revenue, improved by 20 basis points over the prior year.
- Operating margin of 8.1% improved 250 basis points over the prior year.
- Diluted earnings per share increased 74% over the prior year.
- Cash flows from operations was $323.1 million, a 55% improvement over the prior year.
- Total cash and investments increased to $1.4 billion, a 26% increase over the prior year.

Operating Revenue and Products

We generate our operating revenues from premiums for a broad range of managed care and management service products. Premiums for our commercial risk products, for which we assume full underwriting risk, can vary. For example, premiums for our preferred provider organization ("PPO") and point of service ("POS") products are typically lower than our health maintenance organization ("HMO") premiums due to medical underwriting and higher deductibles and co-payments that are typically required of the PPO and POS members. Premium rates for our government programs, Medicare+Choice and state-sponsored managed Medicaid, are established by governmental regulatory agencies. These government products are offered in selected markets where we believe we can achieve profitable growth based upon favorable reimbursement levels, provider costs and regulatory climates.

Revenue for our management services products ("non-risk") is generally a fixed administrative fee for access to our provider networks and management services, for which we do not assume underwriting risk. The management services we provide typically include network management, claims processing, utilization review and quality assurance. In addition, we rent our network of providers ("network rental"), including claims repricing and utilization review, to other managed care plans or non-risk employers and assume no underwriting risk.

During the three years ended December 31, 2003, we experienced substantial growth in operating revenues due to membership increases from acquisitions. We pursue acquisitions that fit into our local market strategy and that we feel are able to operate at target margins for the long term. Acquisitions must have a manageable regulatory and business climate and have the ability to add value to our company. Additionally, membership growth was achieved organically through marketing efforts, geographic expansion and increased product offerings.

Our ability to introduce products quickly to each market has helped us to expand our customer base. In particular, we have been able to a add a large variety of lower cost products, which has proven especially attractive to customers. In some instances, we have introduced products in one market that we were already administering in another. Such commonality can help not only in properly administering benefit plans from day one, but also in expediting the regulatory approval processes. Although the approval processes are unique to each state, common plan documents can provide additional efficiencies.

Operating Expenses

Our medical costs include medical claims paid under contractual relationships with a wide variety of providers and capitation arrangements. Medical costs also include an estimate of claims incurred but not reported ("IBNR").

Our health plans maintain provider networks that furnish health care services through contractual arrangements with physicians, hospitals and other health care providers. Most contracted primary care and specialist physicians are compensated under a discounted fee-for-service arrangement. The majority of our contracts with hospitals provide for inpatient per diem or per case hospital rates. Outpatient services are contracted on a discounted fee-for-service, a per case basis or in some instances a discount from charges basis. We pay ancillary providers on a fixed fee schedule or a capitation basis. Prescription drug benefits are provided through a formulary comprised of an extensive list of drugs. Drug prices are negotiated through a national network of pharmacies at discounted rates.

A small percentage of our membership is covered by global capitation arrangements. Under the typical arrangement, the provider receives a fixed percentage of premium to cover all the medical costs provided to the globally capitated members. Under some capitated arrangements, physicians may also receive additional compensation from risk-sharing and other incentive arrangements. Global capitation arrangements limit our exposure to the risk of increasing medical costs, but expose us to risk as to the adequacy of the financial and medical care resources of the provider organization. In addition to global capitation arrangements, we have capitation arrangements for ancillary services, such as mental health care. We are ultimately responsible for the coverage of our members pursuant to the customer agreements. To the extent that the respective provider organization faces financial difficulties or otherwise is unable to perform its obligations under the capitation arrangements, we will be required to perform such obligations. Consequently, we may have to incur costs in doing so in excess of the amounts we would otherwise have to pay under the original global or ancillary capitation arrangements.

We have established systems to monitor the availability, appropriateness and effectiveness of the patient care we provide. We collect utilization data in each of our markets that we use to analyze over-utilization or under-utilization of services and assist our health plans in providing appropriate care for their members and improving patient outcomes in a cost efficient manner. Medical directors also monitor the utilization of diagnostic services and encourage the use of outpatient surgery and testing where appropriate. Each health plan collects data showing each physician's utilization profile for diagnostic tests, specialty referrals and hospitalization collects and presents such data to the health plan's physicians. The medical directors monitor these results in an effort to ensure the use of cost-effective, medically appropriate services.

We operate four regional service centers that perform claims processing, premium billing and collection, enrollment and customer service functions for our plans. Our regional service centers enable us to take advantage of economies of scale, implement standardized management practices at each of our plans and capitalize on the benefits of our integrated information technology systems. We centralize the underwriting and product pricing functions for our health plans, which allows us to utilize our underwriting expertise and a disciplined pricing strategy at each of our plans. We believe our centralization of certain administrative functions at the corporate and regional levels gives us a competitive advantage over local market health plans that lack our resources.

Cash Flows

We generate cash through operations. As a profitable company in an industry that is not capital equipment intensive, we have not needed to use financing methods to generate cash for operations. We have a low debt to capital ratio and while we did issue senior notes in 2002 (as described in *Note H* to our consolidated financial statements of this Form 10-K), the entire proceeds were used to repurchase a portion of our common stock and were not used to fund operations. Our primary use of cash is to pay medical claims. Any excess cash has historically been used for acquisitions and for repurchases of our common stock.

Critical Accounting Policies

The accounting policies described below are ones we consider critical in preparing our consolidated financial statements. Critical accounting policies are ones that require difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The judgments and uncertainties affecting the application of these policies include significant estimates and assumptions made by us using information available at the time the estimates are made. Actual results could differ materially from those estimates.

Revenue Recognition

Managed care premiums are recorded as revenue in the month in which members are entitled to service. Premiums are based on both a per subscriber contract rate and the number of subscribers in our records at the time of billing. Premium billings are generally sent to employers in the month preceding the month of coverage. Premium billings may be subsequently adjusted to reflect changes in membership as a result of retroactive terminations, additions, or other changes. Due to early timing of the premium billing, we are able to identify the retroactive adjustments for two subsequent months billings. Current period revenues are adjusted to reflect these retroactive adjustments.

Based on information received subsequent to generating premium billings, historical trends, bad debt write-offs and the collectibility of specific accounts, we estimate, on a monthly basis, the amount of bad debt and future membership retroactivity and adjust our revenue and reserves accordingly.

As of December 31, 2003, we maintained reserves for retroactive billing adjustments of approximately $7.2 million compared with approximately $12.0 million at December 31, 2002. We also maintained reserves for doubtful accounts of approximately $1.4 million and $2.9 million as of December 31, 2003 and 2002, respectively. The calculation for these reserves is based on a percentage of the gross accounts receivable with the reserve percentage increasing for the older receivables. The reserves have declined as a result of an improvement in the aging of our premium receivables.

We also receive premium payments from the Centers for Medicare and Medicaid Services ("CMS") on a monthly basis for our Medicare+Choice membership. Membership and category eligibility are periodically reconciled with CMS and could result in adjustments to revenue. Premiums collected in advance are recorded as deferred revenue.

We contract with the Office of Personnel Management ("OPM") to provide managed health care services under the Federal Employee Health Benefits Program ("FEHBP"). These contracts with the OPM and applicable government regulations establish premium rating arrangements for this program. The OPM conducts periodic audits of its contractors to, among other things, verify that the premiums established under its contracts are in compliance with the community rating and other requirements under FEHBP. The OPM may seek premium refunds or institute other sanctions against health plans that participate in the program. Our contracts are periodically reconciled by us with the OPM and could result in adjustments to revenue. Premiums for services to federal employee groups are subject to audit and review by the OPM on a periodic basis. Such audits are usually a number of years in arrears. We record reserves, on an estimated basis annually, based on appropriate guidelines. Any differences between actual results and estimates are recorded in the year the audits are finalized.

We currently enter into performance guarantees with employer groups where we pledge that we will meet certain standards. These standards vary widely and could involve customer service, member satisfaction, claims processing, claims accuracy, telephone on-hold time, etc. Under these performance guarantees, we could be at risk and may incur penalties for not maintaining the standards established in the contracts. The risk level varies by agreement with penalties based on a variety of calculations including per member per month, percentage of premium, or percentage of administration fees. Risk levels are evaluated at least quarterly. We estimate our potential exposure and record appropriate reserves. The penalties that we have incurred have been immaterial and, although, we can not predict with precision the future effect on our results of operations of these penalties, we expect them to remain immaterial.

Medical Claims Expense and Liabilities

Medical claims liabilities consist of actual claims reported but not paid and estimates of health care services incurred but not reported ("IBNR"). IBNR estimates are developed using actuarial principles and assumptions that consider, among other things, contractual requirements, historical utilization trends and payment patterns, benefits changes, medical inflation, product mix, seasonality, membership and other relevant factors. We also establish reserves, if required, for the probability that anticipated future health care costs and contract maintenance costs under the group of existing contracts will exceed anticipated future premiums and reinsurance recoveries on those contracts. These accruals are continually monitored and reviewed, and as settlements are made or accruals adjusted, differences are reflected in current operations. Changes in assumptions for medical costs caused by changes in actual experience could cause these estimates to change in the near term. Certain situations require judgment in setting reserves, such as system conversions, processing interruptions, environmental changes or other factors.

We employ a team of actuaries that have developed, refined and used the same set of reserve models over the past several years. For inpatient reserves, our models use credibility weighting of lag-based incurred claim estimates (traditional triangle based completion factors) and incurred claims estimates calculated as authorized days multiplied by per diem forecasts. For non-inpatient reserves, our models use credibility weighting of lag-based incurred claim estimates and trended per member per month estimates. For both the inpatient and non-inpatient reserves, lag-based estimates receive little or no credibility weighting in the more current incurral months. Credibility factors are increased for older months within the lag models since those older months have a higher completion factor and are the best indicator of our ultimate cost.

Within the reserve setting methodologies for inpatient and non-inpatient services, there are certain assumptions that are used. For inpatient services, authorized days are used for utilization factors, while cost trend assumptions are incorporated into per diem amounts. The per diem estimates reflect anticipated effects of changes in reimbursement structure and severity mix. For non-inpatient services, a composite trend assumption is applied which reflects anticipated changes in cost per service, provider contracts, utilization, and other factors.

Actuarial standards of practice generally require the actuarial developed medical claims estimates to cover obligations under an assumption of moderately adverse conditions. Adverse conditions are situations in which the actual claims are expected to be higher than the otherwise estimated value of such claims. In many situations, the claims paid amount experienced will be less than the estimate that satisfies the actuarial standards of practice.

Medical claims liabilities are recorded at an amount we estimate to be appropriate. Adjustments of prior years estimates may result in additional medical costs or, as we have experienced during the last several years, a reduction in medical costs in the period an adjustment was made. Our reserve models have historically developed favorably suggesting that the accrued liabilities calculated from the models were more than adequate to cover our ultimate liability for unpaid claims. We believe that this favorable development is a result of good communications between our health plans and our actuarial staff regarding medical utilization, mix of provider rates and other components of medical cost trend.

The following table presents the components of the change in medical liabilities (Medical claims liabilities and Other medical liabilities) for the years ended December 31, 2003, 2002 and 2001, respectively (in thousands).

	2003	**2002**	**2001**
Medical liabilities, Beginning of Period	**$ 558,599**	$ 522,854	$ 444,887
Acquisitions	**38,828**	30,778	34,627
Reported medical costs			
Current year	**3,693,821**	2,985,472	2,679,337
Prior year	**(86,532)**	(65,973)	(28,344)
Total reported medical costs	**$3,607,289**	$2,919,499	$2,650,993
Claim payments			
Payments for current year	**3,235,902**	2,527,999	2,259,523
Payments for prior year	**371,624**	386,533	348,130
Total claim payments	**$3,607,526**	$2,914,532	$2,607,653
Medical liabilities, End of Period	**$ 597,190**	$ 558,599	$ 522,854

Acquisition balances represent medical liabilities as of the applicable acquisition date. Subsequent changes in estimates related to the acquired balances are recorded as adjustments to the settlement account with the acquired entity's previous owner.

The negative amounts noted as "prior year" medical costs are favorable adjustments for claim estimates being settled for amounts less than originally anticipated. As noted above, these favorable restatements from original estimates occur due to changes in medical utilization, mix of provider rates and other components of medical cost trends.

We believe that the amount of medical liabilities is adequate to cover our ultimate liability for unpaid claims as of December 31, 2003; however, actual claim payments and other items may differ from established estimates. Assuming a hypothetical 1% variance between our December 31, 2003 estimates of medical liabilities and actual costs payable, net earnings for the year ended December 31, 2003, would increase or decrease by approximately $3.8 million and diluted earnings per share would increase or decrease by approximately $0.04 per share.

Investments

We account for investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115—"Accounting for Certain Investments in Debt and Equity Securities." We invest primarily in fixed income securities and classify all our investments as available-for-sale. Investments are evaluated at least quarterly to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

- adverse financial conditions of a specific issuer, segment, industry, region or other variables;
- the length of the time and the extent to which the fair value has been less than cost;
- the financial condition and near-term prospects of the issuer;
- our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value;
- elimination or reduction in dividend payments, or scheduled interest and principal;
- rating agency downgrade of a debt security; and
- expected cash flows of a debt security.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of stockholders' equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis.

The following table shows our investments' gross unrealized losses and fair value, at December 31, 2003, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands).

	Less Than 12 Months		12 Months or More		Total	
Description of Securities	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
State and municipal bonds	$ 57,425	$ (714)	$ —	$—	$ 57,425	$ (714)
U.S. Treasury & agency securities	28,372	(161)	—	—	28,372	(161)
Mortgage-backed securities	20,923	(391)	3,270	(21)	24,193	(412)
Asset-backed securities	—	—	—	—	—	—
Corporate debt and other securities	147,709	(1,200)	—	—	147,709	(1,200)
	$254,429	$(2,466)	$3,270	$(21)	$257,699	$(2,487)

The securities presented in this table do not meet the criteria for an other-than-temporarily impaired investment. These securities have an investment grade credit rating. The current unrealized loss is the result of interest rate increases and not unfavorable changes in the credit ratings associated with these securities. These investments are not in high risk industries or sectors and we intend to hold these investments for a period of time sufficient to allow for a recovery in market value.

Investments with original maturities in excess of three months and less than one year are classified as short-term investments and generally consist of corporate bonds, U.S. Treasury notes and commercial paper. Long-term investments have original maturities in excess of one year and primarily consist of fixed income securities.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets that have indefinite lives are subject to a periodic assessment for impairment by applying a fair-value-based test. We use three approaches to identifying the fair value of our goodwill and other intangible assets: a market approach, a market capitalization approach and an income approach. The market approach estimates a business's fair value by analyzing the recent sales of similar companies. The market capitalization approach is based on the market value of our total shares outstanding. The income approach is based on the present value of expected future cash flows. All three approaches are reviewed together for consistency and commonality. Any impairment charges that may result will be recorded in the period in which the impairment took place. We have not incurred an impairment charge related to goodwill. See *Note C* to the consolidated financial statements for additional disclosure related to intangible assets.

New Accounting Standards

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148—"Accounting for Stock-Based Compensation—Transition and Disclosure" as an amendment to FASB statement No. 123, "Accounting for Stock-Based Compensation." This statement provides alternative methods of transition to the fair value method of accounting for stock-based compensation and requires prominent disclosure in our footnotes to the financial statements of our interim and annual reports. Unless the accounting rules change, we currently do not expect to transition to the fair value method of accounting for stock-based compensation, and, accordingly, this statement did not affect our financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146—"Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses the financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," and nullifies EITF Issue No. 88-10, "Cost Associated with Lease Modification or Termination." SFAS No. 146 requires a liability for a cost associated with an exit or disposal activity to be recognized and measured at fair value only when the liability is incurred. This statement did not have a material impact on our financial position or results of operations.

In June 2001, the FASB issued two standards related to business combinations. The first statement, SFAS No. 141—"Business Combinations," requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and prohibits the pooling-of-interest method of accounting. SFAS No. 141 also states that acquired intangible assets should be separately recognized upon meeting certain criteria. Such intangible assets include, but are not limited to, trade and service marks, non-compete agreements, customer lists and licenses. We were not significantly affected by the implementation of this statement.

The second statement, SFAS No. 142—"Goodwill and Other Intangible Assets," requires companies to cease amortization of goodwill. Rather, goodwill and other intangible assets that have indefinite lives will be subject to a periodic assessment for impairment by applying a fair-value-based test.

Impairment charges may result in future write-downs in the period in which the impairment took place. As required, we adopted SFAS No. 142 for the fiscal year beginning January 1, 2002, and, accordingly, goodwill was not amortized during 2002 nor 2003. Refer to *Note C* of our consolidated financial statements for more information.

In June 1998, the FASB issued SFAS No. 133—"Accounting for Derivative Instruments and Hedging Activities." Effective January 1, 2001, we adopted SFAS No. 133. Accordingly, a transition gain of $0.9 million, net of tax, was recorded in the first quarter of 2001 related to one financial investment classified as derivative in nature. The adjustment was shown separately as a cumulative effect of a change in accounting principle.

Acquisitions

During the three years ended December 31, 2003, we completed several business combinations and membership purchases. These business combinations are all accounted for using the purchase method of accounting, and, accordingly, the operating results of each acquisition have been included in our consolidated financial statements since their effective date of acquisition. The purchase price for each business combination was allocated to the assets, including the identifiable intangible assets, and liabilities based on estimated fair values. The excess of the purchase price over the net identifiable assets acquired was allocated to goodwill. Prior to December 31, 2001, goodwill was amortized over a useful life of 35 years. In accordance with SFAS No. 142, effective January 1, 2002, we no longer amortize goodwill. The purchase price of our membership purchases is allocated to identifiable intangible assets and is being amortized over a useful life of five to twenty years.

The following table summarizes all business combinations and membership purchases for the three years ended December 31, 2003. The purchase price, in thousands, of each business combination includes the payment for net worth and transition costs. Transition costs are initial estimates of future expenses based on historical experience and known costs. These estimates may be adjusted as actual expenses are incurred, thereby affecting the final purchase price of the acquisition. In addition, most of our acquisition agreements contain a provision for a final retroactive balance sheet settlement which may result in adjustments to the purchase price. The purchase price shown for recent acquisitions, in thousands, is inclusive of all retroactive balance sheet settlements to date and transaction cost adjustments.

	Effective Date	Market	Purchase Price
Business Combinations			
Blue Ridge Health Alliance, Inc. ("Blue Ridge")	September 1, 2001	Virginia	$14,850
NewAlliance Health Plan, Inc. ("NewAlliance")	May 1, 2002	Pennsylvania	$ 8,303
Mid-America Health Partners, Inc. ("Mid-America")	December 1, 2002	Kansas	$41,260
PersonalCare Health Management, Inc. ("PersonalCare")	February 1, 2003	Illinois	$20,116
Altius Health Plans, Inc. ("Altius")	September 1, 2003	Utah	$46,696
Membership Purchases			
Health Partners of the Midwest ("Health Partners")	January 1, 2001	Missouri	$ 4,863
Kaiser Foundation Health Plan of Kansas City, Inc. ("Kaiser-KC")	April 2, 2001	Kansas	$ 6,498

Membership

The following table presents our membership as of December 31, 2003 and 2002 (rounded to the nearest thousand) and the percentage change in membership between these dates.

	December 31,		Percent
	2003	**2002**	**Change**
Risk membership:			
Commercial	**1,510,000**	1,283,000	17.7%
Medicare	**65,000**	82,000	(20.7%)
Medicaid	**324,000**	275,000	17.8%
Total risk membership	**1,899,000**	1,640,000	15.8%
Non-risk membership	**484,000**	395,000	22.5%
Total membership	**2,383,000**	2,035,000	17.1%
Network rental membership	**678,000**	788,000	(14.0%)

This increase in commercial risk membership is attributable to the acquisitions of Altius in the third quarter of 2003 and PersonalCare in the first quarter of 2003, as well as continued organic growth. Medicare membership decreased as a result of the termination of the Mid-America Medicare Risk contract as of January 1, 2003. Medicaid membership increased primarily as a result of an auto-assignment of additional members by the State of Missouri due to the withdrawal of a competitor in that market. Non-risk membership increased as a result of the Altius acquisition and from additional organic membership obtained in our Missouri market. Overall organic membership growth, which excludes initial acquisitions and all changes to acquired entities during the first twelve months of operations, was approximately 7.7% and 2.8% for the years ended December 31, 2003 and 2002, respectively.

Results of Operations

The following table (in thousands, except percentages and membership data) is provided to facilitate a more meaningful discussion regarding the comparison of our operations for each of the three years in the period ended December 31, 2003. On December 23, 2003, our Board of Directors approved a three-for-two stock split of our common stock, effective January 30, 2004 for stockholders of record on January 9, 2004. The stock split is reflected retroactively in per share data for all periods presented.

	2003	2002	Increase (Decrease)	2002	2001	Increase (Decrease)
Operating revenues:						
Managed care premiums	**$4,442,445**	$3,504,215	$ 938,230	$3,504,215	$3,082,825	$421,390
Management services	**92,698**	72,690	20,008	72,690	64,420	8,270
Total operating revenues	**$4,535,143**	$3,576,905	$ 958,238	$3,576,905	$3,147,245	$429,660
Operating expenses:						
Medical costs	**$3,607,289**	$2,919,499	$ 687,790	$2,919,499	$2,650,993	$268,506
Selling, general and administrative	**543,478**	437,851	105,627	437,851	379,234	58,617
Depreciation and amortization	**18,179**	18,885	(706)	18,885	25,910	(7,025)
Total operating expenses	**$4,168,946**	$3,376,235	$ 792,711	$3,376,235	$3,056,137	$320,098
Operating earnings	**366,197**	200,670	165,527	200,670	91,108	109,562
Net earnings	**$ 250,145**	$ 145,603	$ 104,542	$ 145,603	$ 84,407	$ 61,196
Diluted earnings per share	**$ 2.75**	$ 1.58	$ 1.17	$ 1.58	$ 0.83	$ 0.75
Medical loss ratios:						
Commercial	**79.9%**	82.8%	(2.9%)	82.8%	85.9%	(3.1%)
Medicare	**83.8%**	85.9%	(2.1%)	85.9%	89.4%	(3.5%)
Medicaid	**87.5%**	84.0%	3.5%	84.0%	83.5%	0.5%
Total	**81.2%**	83.3%	(2.1%)	83.3%	86.0%	(2.7%)
Administrative statistics:						
Selling, general and administrative	**12.0%**	12.2%	(0.2%)	12.2%	12.0%	0.2%
Days in medical claims liabilities	**51.01**	59.46	(8.45)	59.46	61.98	(2.52)
Days in other medical liabilities	**5.68**	7.33	(1.65)	7.33	8.39	(1.06)
Membership at December 31:						
Commercial	**1,510,000**	1,283,000	227,000	1,283,000	1,211,000	72,000
Medicare	**65,000**	82,000	(17,000)	82,000	53,000	29,000
Medicaid	**324,000**	275,000	49,000	275,000	258,000	17,000
Non-risk	**484,000**	395,000	89,000	395,000	319,000	76,000
Total Membership	**2,383,000**	2,035,000	348,000	2,035,000	1,841,000	194,000
Network rental membership	**678,000**	788,000	(110,000)	788,000	730,000	58,000

Comparison of 2003 to 2002

Managed care premium revenue increased as a result of rate increases on renewals that occurred throughout all markets, acquisitions and organic membership growth. Rate increases on commercial risk renewals averaged 13.5% for the year 2003. Commercial yields increased by an average of 12.1% on a per member per month ("PMPM") basis. Excluding the Altius acquisition, the commercial yield increased 12.8%. Medicare yields increased 6.1% on a PMPM basis as a result of changes being made to rate structures, as well as changes in demographics. The acquisitions of Mid-America, PersonalCare, and Altius resulted in an increase in managed care premium revenue of approximately $325 million. Organic membership growth resulted in an increase to managed care premiums of approximately $265 million.

Management services revenue increased due to the increase in non-risk membership discussed earlier.

Medical costs have increased due to acquisitions, organic growth and medical trend. Our total medical loss ratio (medical costs as a percentage of managed care premiums) for all products improved 2.1%. This favorable change was attributable mostly to our commercial business and is a result of the commercial premium rate increases mentioned above outpacing commercial medical trend. Reported commercial medical trends, net of benefit buy downs, have been below 10% for each of the last two years. Our Medicare business medical loss ratio improved as a result of an increase in premium yields discussed above and exiting three counties in the Kansas City market on January 1, 2003. Our Medicaid medical loss ratio increased as a result of changes in the geographical markets in which we operate, and an increase in membership in a capitated service. We exited the Delaware Medicaid market on July 1, 2002. Within our Pennsylvania market, membership in our capitated Medicaid behavioral health program has increased significantly during 2002 and 2003. This program has a high medical loss ratio, but is lower in risk to our Company. Our days in total medical claims liabilities have decreased 10.1 days from prior year due to faster claim receipts and processing cycle times as well as efforts to reduce claim inventories.

Selling, general and administrative expense increased primarily due to increased costs associated with acquisitions, an increase in broker commissions and an increase in salary expenses. Broker commissions, excluding acquisitions, have increased due to the growth in both organic membership and in premium yields. Salary expenses, excluding acquisitions, have increased due to annual salary increases, additional amortization expense related to restricted shares of common stock granted in 2003, additional management and sales incentive accruals and incremental salary expense related to our organic membership growth. As a percentage of revenue, selling, general and administrative expense decreased by 0.2%.

Senior notes interest and amortization expense has increased in 2003. Due to the issuance of the notes on February 1, 2002, the prior year period represented eleven months of interest compared to twelve months in 2003. Also contributing to the increase is a $0.5 million loss on the repurchase of a portion of our senior notes at a premium in the third quarter of 2003.

Other income increased due to a larger investment portfolio in 2003 offset by a decrease in interest income as a result of lower interest rates. Additionally, the current year included a gain from our single derivative investment compared to a loss in the prior year. This derivative investment was sold during the second quarter of 2003.

Our provision for income taxes increased primarily due to an increase in earnings before taxes. The effective tax rate increased to 36.4% in 2003 from 35.5% in 2002.

Comparison of 2002 to 2001

Managed care premium revenue increased in 2002 over 2001 primarily from commercial rate increases that occurred throughout both years and from membership growth, both organically and through the previously discussed acquisitions. Commercial premium rates increased by an average of $20.75 over 2001 on a per member per month ("PMPM") basis, to $183.80 PMPM.

Management services revenue increased in 2002 from 2001 as a result of acquisitions. In particular, the Health Partners, Blue Ridge, NewAlliance and Mid-America acquisitions accounted for approximately 113,800 new non-risk members.

Medical costs increased in 2002 compared to 2001 due to membership growth, as discussed above and medical trend. Our commercial medical trend for the year ended 2002 was 8.6% and the average trend for the three year period ended December 31, 2002 was 10.1%. Our medical loss ratio improved in 2002 in our Commercial and Medicare product lines as a result of rate increases outpacing medical trends.

Selling, general and administrative expense increased in 2002 primarily due to acquisitions, an increase in fees paid to brokers and incremental salary expense related to the expansion of our customer service organization. During 2002, we opened a new regional service center in Bismarck, North Dakota to perform customer service functions related to the Mid-America acquisition and to create additional capacity for future acquisitions. As a percentage of revenue, selling general and administrative expense increased slightly by 0.2% to 12.2% for 2002.

Depreciation and amortization decreased compared to the prior year primarily due to the adoption of SFAS No. 142 in January 2002. In accordance with SFAS No. 142, we no longer amortize goodwill but rather test for impairment at least once a year. In 2001, we amortized $7.5 million in goodwill. We did not incur any impairment charges during 2002.

Senior notes interest and amortization expense were incurred in 2002 due to the issuance of our senior notes on February 1, 2002, as described below in "Liquidity and Capital Resources."

Other income, net decreased in 2002 from 2001 due primarily to the change in valuation of a derivative investment. We recorded a gain in 2001 and a loss in 2002 related to this derivative. The decrease is also related to a decrease in the amortization of discounts on investments, offset by an increase in interest income due to cash placed in long-term investments to achieve higher yields.

Our provision for income taxes increased in 2002 due to an increase in operating earnings, offset by a decrease in our effective tax rate from 38.0% in 2001 to 35.5% in 2002. This decrease in the tax rate is the result of strategic tax planning and due to the elimination of goodwill amortization in 2002.

Liquidity and Capital Resources

Consolidated

Our total cash and investments, consisting of cash and cash equivalents and short-term and long-term investments, but excluding deposits of $23.2 million restricted under state regulations, increased $283.1 million to $1.4 billion at December 31, 2003 from $1.1 billion at December 31, 2002.

Net cash from operating activities for the year ended December 31, 2003 increased over the prior year due to an increase in net earnings, a decrease in other receivables and an increase in deferred revenue. These are offset by an increase in the long-term deferred tax asset. Other receivables have decreased due to accelerated collections of our pharmacy rebate receivables as a result of improved procedures implemented in 2003. Deferred revenue has increased due to accelerated collections of premium billings as a result of operational efficiencies experienced at our regional service centers.

Net cash from investing activities for the year ended December 31, 2003 improved over the prior year primarily as a result of investment activity, offset by an increased amount of payments for acquisitions. Capital expenditures for the year ended December 31, 2003 were only slightly above that of the prior year. Projected capital investments in 2004 of approximately $16 million consist primarily of computer hardware, software and related equipment costs associated with the development and implementation of improved operational and communication systems.

Net cash from financing activities for the year ended December 31, 2003 improved over the prior year as result of fewer repurchases of our common stock in 2003. On February 1, 2002, we completed the purchase of 7.1 million shares of our common stock and a warrant exercisable, at that time, for 3.1 million shares of our common stock, owned by Principal Health Care, Inc. The aggregate purchase price for the shares of common stock and the warrant was $176.1 million. The purchase of the shares and warrant from Principal ended their ownership of our common stock. We financed the stock and warrant repurchase with the proceeds from the sale of $175.0 million of our 8.125% senior notes due February 15, 2012. Interest on the notes is payable on February 15 and August 15 each year. As required under the terms of the senior notes, we made interest payments of $14.2 million and $7.7 million during the years ended December 31, 2003 and 2002, respectively. In addition to the repurchase of our common stock from Principal we made repurchases or our common stock, as described below in "Share Repurchase Program," at an aggregate cost of $65.5 million. In August 2003, we repurchased a portion of our senior notes with a face value of $4.5 million and a weighted average premium of 8.9%.

The senior notes contain certain covenants and restrictions regarding incurring additional debt, limiting dividends or other restricted payments, and restricting transactions with affiliates, sales of assets and consolidations or mergers. We have complied with all covenants under the senior notes.

Net cash from operating activities for the year ended December 31, 2002 increased over 2001 due to an increase in net earnings and an increase in accounts payable and other accrued liabilities. The latter was a result of increases in additional selling, general and administrative liabilities related to our acquisitions and business growth throughout 2001 and 2002 and an increase in our deferred tax liability. These increases were offset by a decrease in total medical claims liabilities as a result of the timing of medical claims payments. Also, in 2001 we received 13 months worth of Medicare premium payments as a result of the timing of CMS payments and only 12 months of premium payments were received during 2002 which led to the decrease in our deferred revenue.

Our investment guidelines emphasize investment grade fixed income instruments in order to provide liquidity to meet future payment obligations and minimize the risk of principal. The fixed income portfolio includes government and corporate securities with an average quality rating of "AA+" and an average contractual duration of 3.1 years, as of December 31, 2003. We will continue to fund our working capital requirements from our cash flow from operations. We believe that because our long-term investments are available-for-sale, the amount of such investments should be considered when assessing our liquidity. On such basis, current assets plus long-term investments available-for-sale less current liabilities increased to $730.5 million at December 31, 2003 from $498.0 million at December 31, 2002.

Health Plans

Our regulated HMO and insurance company subsidiaries are required by state regulatory agencies to maintain minimum surplus balances, thereby limiting the dividends the parent may receive from its regulated entities. During 2003, we collected $108.7 million in dividends from our regulated subsidiaries.

The National Association of Insurance Commissioners ("NAIC") has proposed that states adopt risk-based capital ("RBC") standards that, if adopted, generally require higher minimum capitalization requirements for HMOs and other risk-bearing health care entities. RBC is a method of measuring the minimum amount of capital deemed appropriate for a managed care organization to support its overall business operations with consideration for its size and risk profile. This calculation, approved by the NAIC, incorporates asset risk, underwriting risk, credit risk and business risk components. The Company's health plans are required to submit an RBC report to the NAIC and their domiciled state's department of insurance with their annual filing.

The RBC results are used to determine if the health plan's statutory net worth is adequate to support the amount of its calculated risk profile. Regulators also use the RBC results to determine if any regulatory actions are required. Regulatory actions that could take place, if any, range from filing a financial action plan explaining how the plan will increase its statutory net worth to the approved levels, to the health plan being placed under regulatory control.

The majority of states in which we operate health plans have adopted an RBC policy that recommends the health plans maintain statutory reserves at or above the 'Company Action Level' which is currently equal to 200% of their RBC. We have adopted an internal policy to maintain all of our regulated subsidiaries' statutory capital and surplus at or above 250% of their RBC. Some states in which our regulated subsidiaries operate, require deposits to be maintained with the respective states' departments of insurance. The table below summarizes our statutory reserve information, as of December 31, 2003 and 2002 (in millions except percentage data).

	2003	2002
Capital and surplus	**$588.6**	$437.1
250% of RBC	**374.5**	315.9
Excess capital and surplus above 250% of RBC	**214.1**	121.2
Capital and surplus as a percentage of RBC	**393%**	346%
Statutory deposits	**23.2**	19.5

The increase in capital and surplus for our regulated subsidiaries is a result of income from 2003 and the acquisitions of PersonalCare and Altius, offset by dividends paid to the parent company. The increase in statutory deposits is mainly a result of the acquisitions of PersonalCare and Altius.

Excluding funds held by entities subject to regulation, we had cash and investments of approximately $209.5 million and $86.7 million at December 31, 2003 and December 31, 2002, respectively. The increase in non-regulated cash and investments is primarily a result of dividends received from subsidiaries mentioned above and ordinary operating activities offset by payments for acquisitions. During the year ended December 31, 2003, we made capital contributions of approximately $14.1 million to our HMO subsidiaries. This contribution was almost exclusively made to our recently acquired Altius Health Plan in order to increase capital and surplus to appropriate levels.

Other

The United States Department of Health and Human Services has issued rules, as mandated by the Health Insurance Portability and Accountability Act of 1996, which, among other things, impose security and privacy requirements with respect to individually identifiable patient data, including a member's transactions with health care providers and payors, as well as requirements for the standardization of certain electronic transaction code sets and provider identifiers. We have spent approximately $4.2 million, $4.1 million and $0.9 million on compliance matters for the years ended December 31, 2003, 2002 and 2001, respectively. We anticipate spending approximately $2.6 million in 2004, of which approximately $1.0 million will be capitalized, related to improved functionality of our electronic transaction code sets, improved provider identifier standards, and improved security and patient information privacy standards.

As of December 31, 2003, we were contractually obligated to make the following payments within the next five years and thereafter (in thousands):

		Payments Due by Period			
Contractual Obligations	**Total**	**Less Than 1 Year**	**1–3 Years**	**3–5 Years**	**More Than 5 Years**
Senior notes	$170,500	$ —	$ —	$ —	$170,500
Interest payable on senior notes	117,751	13,853	27,706	27,706	48,486
Operating leases	84,546	16,560	28,775	18,559	20,652
Total contractual obligations	372,797	30,413	56,481	46,265	239,638
Less sublease income	(10,506)	(1,439)	(2,351)	(2,050)	(4,666)
Net contractual obligations	$362,291	$28,974	$54,130	$44,215	$234,972

Refer to *Note I* to our consolidated financial statement for disclosure related to our operating leases.

The nature of our operations is such that cash receipts from premium revenues are typically received up to two months prior to the expected cash payment for related medical costs. The demand for our products and services are subject to many economic fluctuations, risks and uncertainties that could materially affect the way we do business. Please refer to the section entitled "Risk Factors" in this Form 10-K for more information. Management believes that the combination of our ability to generate cash flows from operations, cash and investments on hand and the excess funds held in certain of our regulated subsidiaries will be sufficient to fund continuing operations, capital expenditures, debt interest costs and any other reasonably likely future cash requirements.

Other Disclosures

Share Repurchase Program

Our Board of Directors has approved a program to repurchase up to 10% of our outstanding common stock. Stock repurchases may be made from time to time at prevailing prices on the open market, by block purchase or in private transactions. As a part of this program, we purchased 5.6 million shares of our common stock from 1999 to 2002, which includes 3.3 million purchased in 2002 at an aggregate cost of $65.5 million. We did not purchase any shares of our common stock in 2003 under this program.

Between January 1, 2004, and the date of this filing, under the share repurchase program previously approved by the Board of Directors, the Company purchased 2.0 million shares of its common stock at an aggregate purchase price of $84.6 million. The remaining common shares the Company is authorized to repurchase under the program is approximately 1.8 million.

Legal Proceedings

In the normal course of business, we have been named as a defendant in various legal actions such as actions seeking payments for claims denied by the Company, medical malpractice actions, employment related claims and other various claims seeking monetary damages. The claims are in various stages of proceedings and some may ultimately be brought to trial. Incidents occurring through December 31, 2003 may result in the assertion of additional claims. We maintain general liability, professional liability and employment practices liability insurances in amounts that we believe are appropriate, with varying deductibles for which we maintain reserves. The professional liability and employment practices liability insurances are carried through our captive subsidiary.

Our captive subsidiary provides up to $5 million in professional liability coverage for each single claim and up to $10 million in coverage for each class action claim. The captive professional liability policy has an aggregate limit of $20 million per year. The captive is also co-insured with a commercial carrier for an additional $10 million for professional liability claims. Additionally, the captive employment practices liability policy provides up to $250,000 per single claim, $10 million per class action claim, and an aggregate policy limit of $10 million. Each year we will re-evaluate the most cost-effective method for insuring these types of claims.

We are a defendant in the provider track in the Managed Care Litigation filed in the United States District Court for the Southern District of Florida, Miami Division, MDL No. 1334, styled in re: *Humana, Inc., Charles B. Shane, MD, et al. vs. Humana, Inc., et al.* This action was filed by a group of physicians as a class action against us and twelve other companies in the managed care industry. In its fourth amended complaint, the plaintiffs have alleged violations of RICO, conspiracy to violate RICO and aiding and abetting a scheme to violate RICO. In addition to these RICO claims, the complaint includes counts for breach of contract, violations of various state prompt payment laws and equitable claims for unjust enrichment and quantum meruit. We have filed a motion to dismiss each of these claims because they fail to state a cause of action or, in the alternative, to compel arbitration pursuant to the arbitration provisions which exist in our physician contracts. In response to the motion to dismiss, the trial court dismissed several of the claims and ordered that all physicians who have an arbitration provision in their provider contracts must submit all of their claims to arbitration. As a consequence of this ruling, all the plaintiffs who have arbitration provisions voluntarily dismissed all of their arbitratable claims. The trial court excluded from the scope of claims subject to arbitration, the plaintiffs' claims of conspiracy, conspiracy to violate RICO and aiding and abetting violations of RICO. The defendants, including the Company, have appealed the trial court's decision to the 11th Circuit Court of Appeals. The appeal has been fully briefed and the parties are awaiting a date for oral argument. The trial court has certified various subclasses of physicians; however, we are not subject to the class certification order because the motion to certify was filed before we were joined as a defendant. The plaintiffs have now filed a motion to certify a class as to the Company, and we have filed our opposition to that motion. The trial court has not yet issued a ruling on the motion. The defendants who were subject to the certification order filed an appeal to the 11th Circuit which has been argued. The appeals court has not yet issued its decision. Subsequent to this appeal, two companies have entered into settlement agreements with the plaintiffs. Both settlement agreements have been filed with the Court and have received final approval. Although we can not predict the outcome, management believes that this lawsuit will not have a material adverse effect on our financial position or our results of operations. Management also believes that the claims asserted in this lawsuit are without merit, and we intend to defend our position.

We may be the target of other similar lawsuits involving RICO and ERISA, generally claiming that managed care companies overcharge consumers and misrepresent that they deliver quality health care. Although we may be the target of other similar lawsuits, we believe there is no valid basis for such lawsuits.

Our industry is heavily regulated and the laws and rules governing the industry and interpretations of those laws and rules are subject to frequent change. Existing or future laws could have a significant effect on our operations.

Legislation and Regulation

As a managed health care company, we are subject to extensive government regulation of our products and services. The laws and regulations affecting our industry generally give state and federal regulatory authorities broad discretion in their exercise of supervisory, regulatory and administrative powers. These laws and regulations are intended primarily for the benefit of the members of the health plans. Managed care laws and regulations vary significantly from jurisdiction to jurisdiction and changes are frequently considered and implemented.

Although the provisions of any legislation adopted at the state or federal level can not be accurately predicted at this time, management believes that the ultimate outcome of currently proposed legislation would not have a material adverse effect on our results of operations in the short-term.

Our industry is heavily regulated and the laws and rules governing the industry and interpretations of those laws and rules are subject to frequent change. Existing or future laws could have significant effect on our operations.

Inflation

In recent years, health care cost inflation has exceeded the general inflation rate. To reduce the effect of health care cost inflation on our business operations we have, where possible, increased premium rates and implemented cost control measures in our patient care management and provider contracting. We can not be certain that we will be able to increase future premium rates at a rate that equals or exceeds the health care cost inflation rate or that our other cost control measures will be effective.

2004 Outlook

As a result of a strong sales force, a broad product offering, a disciplined underwriting process and superior customer service, we have an organic membership growth target of 3–5% for the year 2004.

We operate in highly competitive markets, but believe that the pricing environment is rational in our existing markets, thus creating the opportunity for reasonable price increases. We will continue to obtain adequate premium increases and expect premium rates to continue to rise at a rate equal to or greater than medical trend in 2004. Management believes that existing markets have potential for premium growth for our commercial and governmental products.

In 2004, we have received Medicare rate increases of 10.7%, which was 5.7% from the original Adjusted Community Rating filings and 5% additional as a result of the Medicare Modernization Act passed in December 2003. The rate increases will not improve our profitability as the increases are for enhanced member benefits and/or network access.

We currently anticipate reducing selling, general and administrative expenses as a percentage of revenue in 2004, excluding the effect of any future acquisitions, through medical claims auto-adjudication, improved customer service, e-commerce initiatives, spending controls and fixed costs leverage.

Management believes that the foregoing should result in earnings improvements in 2004, although realization is dependent upon a variety of factors, some of which may be outside of our control.

Risk Factors

The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Further, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Our results of operations may be adversely affected if we are unable to accurately estimate and control future health care costs.

Most of the premium revenue we receive is based upon rates set months before we deliver services. As a result, our results of operations largely depend on our ability to accurately estimate and control future health care costs. We base the premiums we charge, at least in part, on our estimate of expected health care costs over the applicable premium period. Factors that may cause health care costs to exceed our estimates include:

- an increase in the cost of health care services and supplies, including pharmaceuticals;
- higher than expected utilization of health care services;
- periodic renegotiations of hospital, physician and other provider contracts;
- the occurrence of epidemics and catastrophic events;
- changes in the demographics of our members and medical trends affecting them;
- general inflation or economic downturns;
- new mandated benefits or other regulatory changes that increase our costs; and
- other unforeseen occurrences.

In addition, medical claims payable in our financial statements include our estimated reserves for incurred but not reported and unpaid claims, which we call IBNR. The estimates for submitted claims and IBNR are made on an accrual basis. We believe that our reserves for IBNR are adequate to satisfy our medical claims liabilities, but we can not assure you of this. Any adjustments to our IBNR reserves could adversely affect our results of operations.

Our results of operations will be adversely affected if we are unable to increase premiums to offset increases in our health care costs.

Our results of operations depend on our ability to increase premiums to offset increases in our health care costs. Although we attempt to base the premiums we charge on our estimate of future health care costs, we may not be able to control the premiums we charge as a result of competition, government regulations and other factors. Our results of operations could be adversely affected if we are unable to set premium rates at appropriate levels or adjust premium rates in the event our health care costs increase.

A reduction in the number of members in our health plans could adversely affect our results of operations.

A reduction in the number of members in our health plans could adversely affect our results of operations. Factors that could contribute to the loss of membership include:

- reductions in the number of employers offering health care coverage;
- reductions in work force by existing customers;
- increases in premiums or benefit changes;
- benefit changes or reductions in premiums by our competitors;
- our exit from a market or the termination of a health plan; and
- negative publicity and news coverage relating to our company or the managed health care industry generally.

Our growth strategy is dependent in part upon our ability to acquire additional health plans and successfully integrate those plans into our operations.

Part of our growth strategy is to grow through the acquisition of additional health plans. During the last several years, we have significantly increased our membership through a number of acquisitions. We can not assure you that we will be able to continue to locate suitable acquisition candidates, successfully integrate the plans we acquire and realize anticipated operational improvements and cost savings. The plans we acquire also may not achieve our anticipated levels of profitability. Our future growth rate will be adversely affected if we are not able to successfully complete acquisitions.

Competition in our industry may limit our ability to attract new members or to increase or maintain our premium rates, which would adversely affect our results of operations.

We operate in a highly competitive environment that may affect our ability to attract new members and increase premium rates. We compete with other health plans for members. We believe the principal factors influencing the choice among health care options are:

- price of benefits offered;
- location and choice of health care providers;
- quality of customer service;
- comprehensiveness of coverage offered;
- reputation for quality care;
- financial stability of the plan; and
- diversity of product offerings.

We face competition from other managed care companies, hospitals, health care facilities and other health care providers that may have broader geographical coverage, more established reputations in our markets, greater market share, lower costs and greater financial and other resources. We also may theoretically face increased rate competition from certain not-for-profit health insurance organizations that would potentially be required by state regulation to reduce capital surpluses that have been excessive.

We depend on the services of non-exclusive independent agents and brokers to market our products to employers, and we can not assure you that they will continue to market our products in the future.

We depend on the services of independent agents and brokers to market our managed care products and services, particularly to small employer group members. We do not have long-term contracts with independent agents and brokers and they typically are not dedicated exclusively to us and frequently market the health care products of our competitors. We face intense competition for the services and allegiance of independent agents and brokers, and we can not assure you that agents and brokers will continue to market our products in a fair and consistent manner.

Our failure to obtain cost-effective agreements with a sufficient number of providers may result in higher medical costs and a decrease in our membership.

Our future results largely depend on our ability to enter into cost-effective agreements with hospitals, physicians and other health care providers. The terms of those provider contracts will have a material effect on our medical costs and our ability to control these costs. In addition, our ability to contract successfully with a sufficiently large number of providers in a particular geographic market will impact the relative attractiveness of our managed care products in those markets.

In some of our markets, there are large provider systems that have a major presence. Some of these large provider systems have operated their own health plans in the past or may choose to do so in the future. These provider systems could adversely affect our product offerings and results of operations if they refuse to contract with us, place us at a competitive disadvantage or use their market position to negotiate contracts that are less favorable to us. Provider agreements are subject to periodic renewal and renegotiations. We can not assure you that these large provider systems will continue to contract with us or that they will contract with us on terms that are favorable to us.

Negative publicity regarding the managed health care industry generally or our company in particular could adversely affect our results of operations.

Over the last several years, the managed health care industry has been subject to negative publicity. Negative publicity regarding the managed health care industry generally or our company in particular may result in increased regulation and legislative review of industry practices, such as the Patients' Bill of Rights legislation in 2001, which may further increase our costs of doing business and adversely affect our results of operations by:

- requiring us to change our products and services;
- increasing the regulatory burdens under which we operate; or
- adversely affecting our ability to market our products or services.

Negative publicity relating to our company or the managed care industry generally also may adversely affect our ability to attract and retain members.

A failure of our information systems could adversely affect our business.

We depend on our information systems for timely and accurate information. Failure to maintain effective and efficient information systems or disruptions in our information systems could cause disruptions in our business operations, loss of existing customers, difficulty in attracting new customers, disputes with customers and providers, regulatory problems, increases in administrative expenses and other adverse consequences.

Compliance with privacy laws could adversely affect our business and results of operations.

The use of patient data by all of our businesses is regulated at the federal, state and local level. The Health Insurance Portability and Accountability Act of 1996, for example, imposed significant new requirements relating to maintaining the privacy of medical information. Various agencies of the federal government have issued regulations to implement certain sections of this Act. The law is far-reaching and complex and proper interpretation and practice under the law continues to evolve. Consequently, our efforts to measure, monitor and adjust our business practices to comply with the law are ongoing. Because these regulations and other similar federal, state and local laws and regulations continue to evolve, we can not guarantee that the costs of compliance will not adversely affect our results of operations or cause us to change our operations significantly.

We conduct business in a heavily regulated industry and changes in laws or regulations or violations of regulations could adversely affect our business and results of operations.

Our business is heavily regulated by federal, state and local authorities. Legislation or other regulatory reform that increases the regulatory requirements imposed on us or that changes the way we currently do business may in the future adversely affect our business and results of operations. Legislative or regulatory changes that could significantly harm us and our subsidiaries include changes that:

- impose increased liability for adverse consequences of medical decisions;
- limit premium levels;
- increase minimum capital, reserves and other financial viability requirements;
- impose fines or other penalties for the failure to pay claims promptly;
- impose fines or other penalties as a result of market conduct reviews;
- prohibit or limit rental access to health care provider networks;
- prohibit or limit provider financial incentives and provider risk-sharing arrangements;
- require health plans to offer expanded or new benefits;
- limit the ability of health plans to manage care and utilization due to "any willing provider" and direct access laws that restrict or prohibit product features that encourage members to seek services from contracted providers or through referral by a primary care provider;
- limit contractual terms with providers, including audit, payment and termination provisions; and
- implement mandatory third party review processes for coverage denials.

In addition, we are required to obtain and maintain various regulatory approvals to market many of our products. Delays in obtaining or failure to obtain or maintain these approvals could adversely impact our results of operations. Federal, state and local authorities frequently consider changes to laws and regulations that could adversely affect our business. We can not predict the changes that government authorities will approve in the future or assure you that those changes will not have an adverse effect on our business or results of operations.

We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively impact our business.

We contract with various federal and state governmental agencies to provide managed health care services. Pursuant to these contracts, we are subject to various governmental reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

- refunding of amounts we have been paid pursuant to our government contracts;
- imposition of fines, penalties and other sanctions on us;
- loss of our right to participate in various federal programs;
- damage to our reputation in various markets;
- increased difficulty in selling our products and services; and
- loss of one or more of our licenses to act as an insurer or HMO or to otherwise provide a service.

We are subject to litigation in the ordinary course of our business, including litigation based on new or evolving legal theories, that could significantly affect our results of operations.

Due to the nature of our business, we are subject to a variety of legal actions relating to our business operations including claims relating to:

- our denial of non-covered benefits;
- vicarious liability for our actions or medical malpractice claims;
- disputes with our providers over alleged violations of RICO;
- disputes with our providers over compensation and termination of provider contracts;
- disputes related to our non-risk business, including actions alleging breach of fiduciary duties, claim administration errors and failure to disclose network rate discounts and other fee and rebate arrangements;
- disputes over our co-payment calculations;
- customer audits of our compliance with our plan obligations; and
- disputes over payments for out-of-network benefits.

In addition, plaintiffs continue to bring new types of purported legal claims against managed care companies. Recent court decisions and legislative activity increase our exposure to these types of claims. In some cases, plaintiffs may seek class action status and substantial economic, non-economic or punitive damages. The loss of even one of these claims, if it resulted in a significant damage award, could have a significant adverse effect on our financial condition or results of operations. In the event that a significant damage award does occur it may make reasonable settlements of claims more difficult to obtain. We can not determine with any certainty what new theories of recovery may evolve or what their impact may be on the managed care industry in general or on us in particular.

We have, and expect to maintain, liability insurance coverage for some of the potential legal liabilities we may incur. Currently, the professional liability and employment practices liability insurance is covered through our captive subsidiary. Potential liabilities that we incur may not, however, be covered by insurance, our insurers may dispute coverage, our insurers may be unable to meet their obligations or the amount of our insurance coverage may be inadequate. We can not assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost-effective basis, if at all.

Our stock price and trading volume may be volatile.

From time to time, the price and trading volume of our common stock, as well as the stock of other companies in the health care industry may experience periods of significant volatility. Company-specific issues and developments generally in the health care industry (including the regulatory environment) and the capital markets may cause this volatility. Our stock price and trading volume may fluctuate in response to a number of events and factors, including:

- quarterly variations in our operating results;
- changes in the market's expectations about our future operating results;
- changes in financial estimates and recommendations by securities analysts concerning our company or the health care industry generally;
- operating and stock price performance of other companies that investors may deem comparable;
- news reports relating to trends in our markets;
- changes in the laws and regulations affecting our business;
- acquisitions and financings by us or others in our industry; and
- sales of substantial amounts of our common stock by our directors and executive officers or principal stockholders, or the perception that such sales could occur.

Our indebtedness will impose restrictions on our business and operations.

The indenture for our senior notes, which were issued on February 1, 2002, imposes restrictions on our business and operations. These restrictions limit our ability to, among other things:

- incur additional debt;
- pay dividends or make other restricted payments;
- create or permit certain liens on our assets;
- sell assets;
- create or permit restrictions on the ability of certain of our restricted subsidiaries to pay dividends or make other distributions to us;
- enter into transactions with affiliates;
- enter into sale and leaseback transactions; and
- consolidate or merge with or into other companies or sell all or substantially all of our assets.

In addition, we may incur additional indebtedness in the future, which may impose further restrictions on us. The restrictions in the indenture for our senior notes and in any future debt instruments could limit, among other things, our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

We may not be able to satisfy our obligations to holders of the senior notes upon a change of control.

In the event of a change of control of our company, we will be required, subject to certain conditions, to offer to purchase all of our outstanding senior notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the senior notes or that restrictions in any other debt instruments may not allow such repurchases. Our failure to purchase the senior notes would be a default under the indenture governing the senior notes.

Even if we are able to repurchase the senior notes in the event of a change of control, the use of our cash resources to complete the repurchase may have a material adverse effect on our financial condition and results of operations.

Our stockholder rights plan, certificate of incorporation and bylaws and Delaware law could delay, discourage or prevent a change in control of our company that our stockholders consider favorable.

We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, provisions in our certificate of incorporation and bylaws and Delaware law may delay, discourage or prevent a merger, acquisition or change in control involving our company that our stockholders may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. Among other things, these provisions:

- authorize us to issue preferred stock, the terms of which may be determined at the sole discretion of our board of directors and may adversely affect the voting or economic rights of our common stockholders;
- provide for a classified board of directors with staggered three-year terms so that no more than one-third of our directors can be replaced at any annual meeting;
- provide that directors may be removed without cause only by the affirmative vote of the holders of two-thirds of our outstanding shares;
- provide that any amendment or repeal of the provisions of our certificate of incorporation establishing our classified board of directors must be approved by the affirmative vote of the holders of three-fourths of our outstanding shares; and
- establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at a meeting.

These provisions of our stockholder rights plan, certificate of incorporation and bylaws and Delaware law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock and also could limit the price that investors are willing to pay in the future for shares of our common stock.

Effects of terrorism.

There can be no assurance that the war on terrorism, the threat of future acts of terrorism or the related concerns of members or providers will not adversely affect our health care costs and our ability to predict and control such costs. Future acts of terrorism and bio-terrorism could adversely affect us through, among other things:

- increased utilization of health care services including, without limitation, hospital and physician services, ancillary testing and procedures, vaccinations, prescriptions for drugs, mental health services and other services;
- loss of membership as the result of lay-offs or other in force reductions of employment;
- adverse effects upon the financial condition or business of employers who sponsor health care coverage for their employees;
- disruption of our business or operations; and
- disruption of the financial and insurance markets in general.

General economic conditions.

Changes in economic conditions could affect our business and results of operations. The state of the economy could affect our employer group renewal prospects and our ability to collect or increase premiums. The state of the economy has also affected the states' budgets, which could result in the states attempting to reduce payments to Medicaid plans in those states in which we offer Medicaid plans, and increase taxes and assessments on our activities. Although we could attempt to mitigate or cover our exposure from such increased costs through, among other things, increases in premiums, there can be no assurance that we will be able to mitigate or cover all of such costs resulting from any budget cuts in states in which we operate. Although we have attempted to diversify our product offerings to address the changing needs of our membership, there can be no assurance that the effects of economic conditions will not cause our existing membership to seek health coverage alternatives that we do not offer or will not result in significant membership loss, lower average premium yields or decreased margins on continuing membership.

Quantitative and Qualitative Disclosures of Market Risk

Under an investment policy approved by our Board of Directors, we invest primarily in marketable U.S. government and agency, state, municipal, mortgage-backed and asset-backed securities and corporate debt obligations that are investment grade. The investment policy specifically prohibits investments in any equities or in fixed income securities that are below investment grade. We have classified all of our investments as available-for-sale. We are exposed to certain market risks including interest rate risk and credit risk.

We have established policies and procedures to manage our exposure to changes in the fair value of our investments. Our policies include an emphasis on credit quality and the management of our portfolio's duration and mix of securities. We believe our investment portfolio is diversified and currently expect no material loss to result from the failure to perform by the issuers of the debt securities we hold. The mortgage-backed securities are insured by several associations, including Government National Mortgage Administration, Federal National Mortgage Administration and the Federal Home Loan Mortgage Corporation.

We invest primarily in fixed income securities and classify all our investments as available-for-sale. Investments are evaluated at least quarterly to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

- adverse financial conditions of a specific issuer, segment, industry, region or other variables;
- the length of the time and the extent to which the fair value has been less than cost;
- the financial condition and near-term prospects of the issuer;
- our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value;
- elimination or reduction in dividend payments, or scheduled interest and principal;
- rating agency downgrade of a debt security; and
- expected cash flows of a debt security.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of stockholders' equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis. See *Note E* to our consolidated financial statements in this Form 10-K for more information concerning other-than-temporary impaired investments.

Our investments at December 31, 2003 mature according to their contractual terms, as follows, in thousands (actual maturities may differ because of call or prepayment rights):

	Amortized Cost	Fair Value
As of December 31, 2003		
Maturities:		
Within 1 year	$ 234,553	$ 236,036
1 to 5 years	554,629	570,671
5 to 10 years	312,224	323,040
Over 10 years	22,111	22,844
Total short-term and long-term securities	$1,123,517	$1,152,591

Our projections of hypothetical net losses in fair value of our market rate sensitive instruments, should potential changes in market rates occur, are presented below. The projection is based on a model, which incorporates effective duration, convexity and price to forecast hypothetical instantaneous changes in interest rates of positive and negative 100, 200 and 300 basis points. The model only takes into account the fixed income securities in the portfolio and excludes all cash. While we believe that the potential market rate change is reasonably possible, actual results may differ.

Increase (decrease) in fair value of portfolio
given an interest rate (decrease) increase of X basis points
As of December 31, 2003
(in thousands)

(300)	(200)	(100)	100	200	300
$116,162	$75,889	$37,507	$(37,050)	$(73,252)	$(108,046)

To the Board of Directors
Of Coventry Health Care, Inc.:

We have audited the accompanying consolidated balance sheets of Coventry Health Care, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements and schedule of Coventry Health Care, Inc. and subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations and whose report dated February 1, 2002 expressed an unqualified opinion on those statements and schedule before the restatement disclosures described in *Note C*.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coventry Health Care, Inc. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in *Note C* to the consolidated financial statements, effective January 1, 2002, Coventry Health Care, Inc., changed its method of accounting for goodwill and other intangible assets.

As discussed above, the consolidated financial statements of Coventry Health Care, Inc. as of December 31, 2001, and for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in *Note C,* these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in *Note C* with respect to 2001 included (a) agreeing the previously reported net earnings to the previously issued financial statements and the adjustments to reported net earnings representing amortization expense recognized in those periods related to goodwill to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net earnings to reported net earnings, and the related earnings per share amounts. In our opinion, the disclosures for 2001 in *Note C* are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

Ernst + Young LLP

Baltimore, Maryland
January 29, 2004

The following report is a copy of a report previously issued by Arthur Andersen LLP ("Andersen"), which has not been reissued by Andersen. Certain financial information for the year ended December 31, 2001 was not reviewed by Andersen and includes additional disclosures to conform with new accounting pronouncements and SEC rules and regulations issued during the fiscal year 2002.

To the Board of Directors
Of Coventry Health Care, Inc.:

We have audited the accompanying consolidated balance sheets of Coventry Health Care, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coventry Health Care, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Baltimore, Maryland
February 1, 2002

(in thousands, except share data)

	December 31,	
	2003	**2002**
Assets		
Current assets:		
Cash and cash equivalents	**$ 253,331**	$ 186,768
Short-term investments	**101,191**	57,895
Accounts receivable, net of allowance of $1,373 and $2,885 as of December 31, 2003 and 2002, respectively	**89,766**	71,044
Other receivables, net	**45,335**	63,943
Deferred income taxes	**36,255**	36,861
Other current assets	**8,089**	7,764
Total current assets	**533,967**	424,275
Long-term investments	**1,051,400**	874,457
Property and equipment, net	**33,085**	34,045
Goodwill	**281,183**	243,746
Other intangible assets, net	**27,447**	25,687
Other long-term assets	**54,654**	41,230
Total assets	**$1,981,736**	$1,643,440
Liabilities and Stockholders' Equity		
Current liabilities:		
Medical claims liabilities	**$ 537,340**	$ 497,318
Other medical liabilities	**59,850**	61,281
Accounts payable and other accrued liabilities	**183,781**	178,577
Deferred revenue	**73,909**	63,536
Total current liabilities	**854,880**	800,712
Senior notes	**170,500**	175,000
Other long-term liabilities	**27,358**	21,691
Total liabilities	**1,052,738**	997,403
Stockholders' equity:		
Common stock, $.01 par value; 200,000,000 shares authorized; 104,797,091 shares issued and 90,571,189 outstanding in 2003; and 102,727,053 shares issued and 88,182,445 outstanding in 2002	**1,048**	1,027
Treasury stock, at cost, 14,225,902 and 14,544,608 shares in 2003 and 2002, respectively	**(204,274)**	(205,644)
Additional paid-in capital	**565,734**	529,980
Accumulated other comprehensive income	**17,838**	22,167
Retained earnings	**548,652**	298,507
Total stockholders' equity	**928,998**	646,037
Total liabilities and stockholders' equity	**$1,981,736**	$1,643,440

See accompanying notes to the consolidated financial statements.

(in thousands, except per share data)

	Years Ended December 31,		
	2003	**2002**	**2001**
Operating revenues:			
Managed care premiums	**$4,442,445**	$3,504,215	$3,082,825
Management services	**92,698**	72,690	64,420
Total operating revenues	**4,535,143**	3,576,905	3,147,245
Operating expenses:			
Medical costs	**3,607,289**	2,919,499	2,650,993
Selling, general and administrative	**543,478**	437,851	379,234
Depreciation and amortization	**18,179**	18,885	25,910
Total operating expenses	**4,168,946**	3,376,235	3,056,137
Operating earnings	**366,197**	200,670	91,108
Senior notes interest and amortization expense	**15,051**	13,446	—
Other income, net	**41,918**	38,517	43,574
Earnings before income taxes	**393,064**	225,741	134,682
Provision for income taxes	**142,919**	80,138	51,153
Cumulative effect of change in accounting principle—SFAS No. 133, net of tax effect of $561	**—**	—	878
Net earnings	**$ 250,145**	$ 145,603	$ 84,407
Net earnings per share:			
Basic before cumulative effect—SFAS No. 133	**$ 2.84**	$ 1.64	$ 0.86
Cumulative effect—SFAS No. 133	**—**	—	0.01
Basic EPS	**$ 2.84**	$ 1.64	$ 0.87
Diluted before cumulative effect—SFAS No. 133	**$ 2.75**	$ 1.58	$ 0.82
Cumulative effect—SFAS No. 133	**—**	—	0.01
Diluted EPS	**$ 2.75**	$ 1.58	$ 0.83

See accompanying notes to the consolidated financial statements.

Years Ended December 31, 2003, 2002 and 2001
(in thousands)

	Common Stock	Treasury Stock, at Cost	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2000	$ 994	$ (10,810)	$ 538,473	$ 3,276	$ 68,497	$600,430
Comprehensive income:						
Net earnings					84,407	84,407
Other comprehensive income:						
Holding gain, net				7,522		
Reclassification adjustment				(470)		
Cumulative effect—SFAS No. 133				(1,439)		
						5,613
Deferred tax effect				(2,189)		(2,189)
Comprehensive income						87,831
Issuance (purchase) of common stock, including exercise of options and warrants	8	(1,447)	676			(763)
Tax benefit of stock awards			1,581			1,581
Balance, December 31, 2001	1,002	(12,257)	540,730	6,700	152,904	689,079
Comprehensive income:						
Net earnings					145,603	145,603
Other comprehensive income:						
Holding gain, net				22,777		
Reclassification adjustment				1,203		
						23,980
Deferred tax effect				(8,513)		(8,513)
Comprehensive income						161,070
Issuance (purchase) of common stock, including exercise of options and warrants	25	(52,317)	9,045			(43,247)
Purchase of shares and warrant from Principal		(141,070)	(35,000)			(176,070)
Tax benefit of stock awards			15,205			15,205
Balance, December 31, 2002	1,027	(205,644)	529,980	22,167	298,507	646,037
Comprehensive income:						
Net earnings					250,145	250,145
Other comprehensive income:						
Holding loss, net				(5,199)		
Reclassification adjustment				(95)		
						(5,294)
Deferred tax effect				965		965
Comprehensive income						245,816
Issuance of common stock, including exercise of options and warrants	21	1,370	17,221			18,612
Tax benefit of stock awards			18,533			18,533
Balance, December 31, 2003	**$ 1,048**	**$(204,274)**	**$ 565,734**	**$ 17,838**	**$548,652**	**$928,998**

See accompanying notes to the consolidated financial statements.

(in thousands)

	Years Ended December 31,		
	2003	**2002**	**2001**
Cash flows from operating activities:			
Net earnings	**$ 250,145**	$ 145,603	$ 84,407
Adjustments to reconcile net earnings to cash provided by operating activities:			
Depreciation and amortization	**18,179**	18,885	25,910
Amortization of deferred compensation	**9,565**	5,667	1,529
Deferred income tax provision	**8,909**	2,146	1,565
Amortization of deferred financing costs	**542**	412	—
Amortization of investment premiums (discounts)	**8,971**	4,438	(563)
Other	**417**	5,048	3,644
Changes in assets and liabilities, net of effects of the purchase of subsidiaries:			
Accounts receivable	**(14,039)**	(3,017)	(4,109)
Other receivables	**24,427**	6,054	4,429
Other current assets	**(90)**	(595)	(225)
Other long-term assets	**(8,779)**	660	(35)
Medical claims liabilities	**1,317**	4,862	57,859
Other medical liabilities	**(2,018)**	(458)	(13,988)
Accounts payable and other accrued liabilities	**20,072**	17,003	2,551
Interest payable on senior notes	**(139)**	5,372	—
Deferred revenue	**5,638**	(6,084)	18,636
Other long-term liabilities	**99**	2,769	(38)
Net cash from operating activities	**323,116**	208,765	181,572
Cash flows from investing activities:			
Capital expenditures, net	**(13,372)**	(13,033)	(11,871)
Proceeds from sales of investments	**391,441**	250,322	53,538
Proceeds from maturities of investments	**108,231**	322,436	382,111
Purchases of investments and other	**(686,428)**	(793,851)	(571,278)
Payments for acquisitions, net	**(74,922)**	(55,644)	(20,256)
Cash acquired in conjunction with acquisitions	**14,367**	14,770	48,997
Net cash from investing activities	**(260,683)**	(275,000)	(118,759)
Cash flows from financing activities:			
Net proceeds from issuance of stock	**15,095**	11,984	2,292
Net payments for repurchase of stock and warrant	**(6,049)**	(241,845)	(8,970)
Proceeds from issuance of senior notes, net	**—**	170,500	—
Payments for repurchase of senior notes	**(4,916)**	—	—
Net cash from financing activities	**4,130**	(59,361)	(6,678)
Net change in cash and cash equivalents	**66,563**	(125,596)	56,135
Cash and cash equivalents at beginning of period	**186,768**	312,364	256,229
Cash and cash equivalents at end of period	**$ 253,331**	$ 186,768	$ 312,364
Supplemental disclosure of cash flow information:			
Cash paid for interest	**$ 14,212**	$ 7,662	$ —
Income taxes paid, net	**$ 101,682**	$ 65,582	$ 35,851
Non-cash item—Restricted stock	**$ 14,724**	$ 15,110	$ 9,091
Non-cash item—Tax benefit of stock awards	**$ 18,533**	$ 15,205	$ 1,581

See accompanying notes to the consolidated financial statements.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Coventry Health Care, Inc. (together with its subsidiaries, the "Company" or Coventry) is a managed health care company operating health plans under the names Altius Health Plans, Carelink Health Plans, Coventry Health Care, Coventry Health and Life, Group Health Plan, HealthAmerica, HealthAssurance, HealthCare USA, PersonalCare, SouthCare, Southern Health and WellPath. The Company provides a full range of managed care products and services including health maintenance organization ("HMO"), preferred provider organization ("PPO") and point of service ("POS") products. The Company also administers self-insured plans for large employer groups and rents its provider networks to various third parties.

Since the Company began operations in 1987 with the acquisition of the American Service Companies entities, including Coventry Health and Life Insurance Company ("CH&L"), the Company has grown substantially through acquisitions. The table below lists all of the Company's acquisitions. See *Note B* to consolidated financial statements for additional information on the most recent acquisitions.

Acquisition	Markets	Type of Business	Year Acquired
American Service Company ("ASC") entities	Multiple Markets	Multiple Products	1987
HealthAmerica Pennsylvania, Inc. ("HAPA")	Pennsylvania	HMO	1988
Group Health Plan, Inc. ("GHP")	Missouri	HMO	1990
Southern Health Services, Inc. ("SHS")	Virginia	HMO	1994
HealthCare USA, Inc. ("HCUSA")	Multiple Markets	Medicaid	1995
Principal Health Care, Inc. ("PHC")	Multiple Markets	HMO	1998
Carelink Health Plans ("Carelink")	West Virginia	HMO	1999
Kaiser Foundation Health Plan of North Carolina ("Kaiser-NC")	North Carolina	HMO	1999
PrimeONE, Inc. ("PrimeONE")	West Virginia	HMO	2000
Maxicare Louisiana, Inc. ("Maxicare")	Louisiana	HMO	2000
WellPath Community Health Plans ("WellPath")	North Carolina	HMO	2000
Prudential Health Care Plan, Inc. ("Prudential")	Missouri	Medicaid	2000
Blue Ridge Health Alliance, Inc. ("Blue Ridge")	Virginia	HMO	2001
Health Partners of the Midwest ("Health Partners")	Missouri	HMO	2001
Kaiser Foundation Health Plan of Kansas City, Inc. ("Kaiser-KC")	Kansas	HMO	2001
NewAlliance Health Plan, Inc. ("NewAlliance")	Pennsylvania	HMO	2002
Mid-America Health Partners, Inc. ("Mid-America")	Kansas	HMO	2002
PersonalCare Health Management, Inc. ("PersonalCare")	Illinois	HMO	2003
Altius Health Plans, Inc. ("Altius")	Utah	HMO	2003

Significant Accounting Policies

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are 100% owned. All significant inter-company transactions have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Reclassifications—Certain 2002 and 2001 amounts have been reclassified to conform to the 2003 presentation.

Stock Split—On December 23, 2003, the Company's Board of Directors approved a three-for-two stock split of the Company's common stock. The stock split, in the form of a stock dividend, was distributed January 30, 2004 for stockholders of record on January 9, 2004. The stock split is reflected retroactively in the Company's consolidated financial statements and notes thereto for all periods presented.

Significant Customers—The Company's commercial business is diversified across a large customer base and there are no commercial groups that make up 10% or more of managed care premiums. For the years ended 2003, 2002 and 2001, the Company received 10.8%, 12.3% and 11.4%, respectively, of its managed care premiums from the Federal Medicare+Choice program throughout its various markets. The Company also received 11.8%, 13.1% and 12.4% of its managed care premiums in 2003, 2002 and 2001, respectively, from its state-sponsored Medicaid programs throughout its various markets. In 2003, the State of Missouri accounted for over half of the Company's Medicaid membership.

Cash and Cash Equivalents—Cash and cash equivalents consist principally of money market funds, commercial paper and certificates of deposit. The Company considers all highly liquid securities purchased with an original maturity of three months or less to be cash equivalents. The carrying amounts of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value.

Investments—The Company accounts for investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115—"Accounting for Certain Investments in Debt and Equity Securities," issued by the Financial Accounting Standards Board ("FASB"). The Company invests primarily in fixed income securities and classifies all its investments as available-for-sale. Investments are evaluated at least quarterly to determine if declines in value are other-than-temporary. In making that determination, the Company considers all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

- adverse financial conditions of a specific issuer, segment, industry, region or other variables;
- the length of the time and the extent to which the fair value has been less than cost;
- the financial condition and near-term prospects of the issuer;
- the Company's intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value;
- elimination or reduction in dividend payments, or scheduled interest and principal;
- rating agency downgrade of a debt security; and
- expected cash flows of a debt security.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of stockholders' equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis.

Investments with original maturities in excess of three months and less than one year are classified as short-term investments and generally consist of corporate bonds, U.S. Treasury notes and commercial paper. Long-term investments have original maturities in excess of one year and primarily consist of fixed income securities.

Derivative Investment—In June 1998, the FASB issued SFAS No. 133—"Accounting for Derivative Instruments and Hedging Activities." Effective January 1, 2001, the Company adopted SFAS No. 133. Accordingly, a transition gain of $0.9 million, net of tax, was recorded in the first quarter of 2001 related to one financial investment classified as derivative in nature. The adjustment is shown separately as a cumulative effect of a change in accounting principle. The derivative investment was sold during the second quarter of 2003 and a gain of $0.8 million was recorded as other income, net in the consolidated financial statements.

Other Receivables—Other receivables include interest receivables, reinsurance claims receivables, receivables from providers and suppliers and any other receivables that do not relate to premiums.

Property and Equipment—Property, equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated lives of the related assets or, if shorter, over the terms of the respective leases.

Long-term Assets—Long-term assets include primarily assets associated with the Supplemental Executive Retirement Plan ("SERP") and the deferred tax assets.

Business Combinations, Accounting for Goodwill and Other Intangibles—In June 2001, the FASB issued two standards related to business combinations. The first statement, SFAS No. 141—"Business Combinations," requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and prohibits the pooling-of-interest method of accounting. SFAS No. 141 also states that acquired intangible assets should be separately recognized upon meeting certain criteria. Such intangible assets include, but are not limited to, trade and service marks, non-compete agreements, customer lists and licenses. The Company was not significantly affected by the implementation of this statement.

The second statement, SFAS No. 142—"Goodwill and Other Intangible Assets," requires companies to cease amortization of goodwill. Rather, goodwill and other intangible assets that have indefinite lives will be subject to a periodic assessment for impairment by applying a fair-value-based test. The Company uses three approaches to identifying the fair value of its goodwill and other intangible assets: the market approach, the market capitalization approach and the income approach. The market approach estimates a business's fair value by analyzing the recent sales of similar companies. The market capitalization approach is based on market value of the Company's total shares outstanding. The income approach is based on the present value of expected future cash flows. As impairment charges occur, write-downs charges will be recorded in the period in which the impairment took place. As required, the Company adopted SFAS No. 142 for the fiscal year beginning January 1, 2002, and, accordingly, goodwill was not amortized during 2002 nor 2003. See *Note C* to consolidated financial statements for disclosure related to intangible assets.

Medical Claims Liabilities and Expense—Medical claims liabilities consist of actual claims reported but not paid and estimates of health care services incurred but not reported. The estimated claims incurred but not reported are based on historical data, current enrollment, health service utilization statistics and other related information. In determining IBNR liabilities, the Company employs standard actuarial reserve methods that are specific to each market's membership, product characteristics, geographic territories and provider network. The Company also considers utilization frequency and unit costs of inpatient, outpatient, pharmacy and other medical expenses, as well as claim payment backlogs and the timing of provider reimbursements. The Company also establishes reserves, if required, for the probability that anticipated future health care costs and contract maintenance costs under the group of existing contracts will exceed anticipated future premiums and reinsurance recoveries on those contracts. These accruals are continually monitored and reviewed, and as settlements are made or accruals adjusted, differences are reflected in current operations. Changes in assumptions for medical costs caused by changes in actual experience could cause these estimates to change in the near term.

The following table shows the components of the change in medical liabilities (Medical claims liabilities and Other medical liabilities) for the years ended December 31, 2003, 2002 and 2001, respectively:

	2003	2002	2001
Medical liabilities, Beginning of Period	**$ 558,599**	$ 522,854	$ 444,887
Acquisitions	**38,828**	30,778	34,627
Reported medical costs			
Current year	**3,693,821**	2,985,472	2,679,337
Prior year	**(86,532)**	(65,973)	(28,344)
Total reported medical costs	**$3,607,289**	$2,919,499	$2,650,993
Claim payments			
Payments for current year	**3,235,902**	2,527,999	2,259,523
Payments for prior year	**371,624**	386,533	348,130
Total claim payments	**$3,607,526**	$2,914,532	$2,607,653
Medical liabilities, End of Period	**$ 597,190**	$ 558,599	$ 522,854

Acquisition balances represent medical liabilities as of the applicable acquisition date. Subsequent changes in estimates related to the acquired balances are recorded as adjustments to the settlement account with the acquired entity's previous owner.

The negative amounts noted as "prior year" medical costs are favorable adjustments for claim estimates being settled for amounts less than originally anticipated. As noted above, these favorable restatements from original estimates occur due to changes in medical utilization, mix of provider rates and other components of medical cost trends.

The Company believes that the amount of medical liabilities is adequate to cover its ultimate liability for unpaid claims as of December 31, 2003; however, actual claim payments and other items may differ from established estimates. Assuming a hypothetical 1% variance between the December 31, 2003 estimates of medical liabilities and actual costs payable, net earnings for the year ended December 31, 2003, would increase or decrease by approximately $3.8 million and diluted earnings per share would increase or decrease by approximately $0.04 per share.

Other Long-term Liabilities—Other Long-term Liabilities consist primarily of liabilities associated with the SERP and the deferred tax liability associated with the net unrealized gains on investments.

Revenue Recognition—Managed care premiums are recorded as revenue in the month in which members are entitled to service. Premiums are based on a per subscriber contract rate and the subscribers in the Company's records at the time of billing. Premium billings are generally sent to employers in the month preceding the month of coverage. Premium billings may be subsequently adjusted to reflect changes in membership as a result of retroactive terminations, additions, or other changes. The Company also receives premium payments from the Centers for Medicare and Medicaid Services ("CMS") on a monthly basis for its Medicare+Choice membership. Membership and category eligibility are periodically reconciled with CMS and could result in adjustments to revenue. Premiums collected in advance are recorded as deferred revenue. Employer contracts are typically on an annual basis, subject to cancellation by the employer group or by the Company upon 30 days notice.

Based on information received subsequent to premium billings being sent, historical trends, bad debt write-offs and the collectibility of specific accounts, the Company estimates, on a monthly basis, the amount of bad debt and future retroactivity and adjusts its revenue and reserves accordingly.

Premiums for services to federal employee groups are subject to audit and review by the Office of Personnel Management ("OPM") on a periodic basis. Such audits are usually a number of years in arrears. Adjustments are recorded as additional information regarding the audits and reviews becomes available. Any differences between actual results and estimates are recorded in the year the audits are finalized.

The Company currently enters into performance guarantees with employer groups where the Company guarantees that it will meet certain standards. These standards vary widely and could involve customer service, member satisfaction, claims processing, claims accuracy and telephone on-hold time. Under these performance guarantees, the Company could be at risk for not maintaining the standards agreed upon in the contracts. The risk level varies by agreement with penalties based on a variety of calculations including per member per month, percentage of premium, or percentage of administration fees. Performance levels are evaluated at least quarterly. The Company estimates its potential exposure and records the appropriate reserves. The penalties that the Company have incurred have been immaterial and, although, the Company can not predict with precision the future effect on its results of operations of these penalties, the Company expects them to remain immaterial.

Stock-based Compensation—The Company accounts for stock-based compensation to employees under Accounting Principles Board ("APB") No. 25—"Accounting for Stock Issued to Employees," and complies with the disclosure requirements for SFAS No. 123—"Accounting for Stock-Based Compensation" and SFAS No. 148—"Accounting for Stock-Based Compensation—Transition and Disclosure." Unless the accounting rules change, the Company does not expect to transition to the fair value method of accounting for stock-based compensation. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net earnings and earnings per share ("EPS") would have been reduced to the following pro-forma amounts (in thousands, except per share data):

	Years Ended December 31,		
	2003	**2002**	**2001**
Net earnings, as reported	**$250,145**	$145,603	$84,407
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	**6,169**	3,655	948
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	**(11,170)**	(7,503)	(4,354)
Net earnings, pro-forma	**$245,144**	$141,755	$81,001
Basic earnings per share:			
as reported	**$ 2.84**	$ 1.64	$ 0.87
pro-forma	**$ 2.78**	$ 1.60	$ 0.83
Diluted earnings per share:			
as reported	**$ 2.75**	$ 1.58	$ 0.83
pro-forma	**$ 2.70**	$ 1.54	$ 0.79

The fair value of the stock options included in the pro-forma amounts shown above was estimated as of the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	**2002**	**2001**
Dividend yield	**0%**	0%	0%
Expected volatility	**68%**	71%	73%
Risk-free interest rate	**2%**	2%	4%
Expected life	**5.2 years**	4.9 years	4.5 years

See *Note G* to consolidated financial statements for disclosure related to stock-based compensation.

Income Taxes—The Company files a consolidated federal tax return for the Company and its subsidiaries. The Company accounts for income taxes in accordance with SFAS No. 109—"Accounting for Income Taxes." The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. See *Note F* to consolidated financial statements for disclosures related to income taxes.

B. ACQUISITIONS

During the three years ended December 31, 2003, the Company completed several business combinations and membership purchases. The Company's business combinations are all accounted for using the purchase method of accounting, and, accordingly, the operating results of each acquisition have been included in the Company's consolidated financial statements since their effective date of acquisition. The purchase price for each business combination was allocated to the assets, including the identifiable intangible assets, and liabilities based on estimated fair values. The excess of the purchase price over the net identifiable assets acquired was allocated to goodwill. Through December 31, 2001, goodwill was amortized over a useful life of 35 years. In accordance with SFAS No. 142, effective January 1, 2002, the Company no longer amortizes goodwill. The purchase price of the Company's membership purchases is allocated to identifiable intangible assets and is being amortized over a useful life of five to twenty years.

The following table summarizes all business combinations and membership purchases for the three years ended December 31, 2003. The purchase price, in thousands, of each business combination includes the payment for net worth and transition costs. Transition costs are initial estimates of future expenses based on historical experience and known costs. These estimates may be adjusted as actual expenses are incurred in effect modifying the final purchase price of the acquisition. In addition, the Company's acquisition agreements contain a provision for a final retroactive balance sheet settlement after the effective date of the acquisition which may result in adjustments to the purchase price. The purchase price, in thousands, is inclusive of all retroactive balance sheet settlements to date and transaction cost adjustments.

	Effective Date	Market	Purchase Price
Business Combinations			
Blue Ridge Health Alliance, Inc. ("Blue Ridge")	September 1, 2001	Virginia	$14,850
NewAlliance Health Plan, Inc. ("NewAlliance")	May 1, 2002	Pennsylvania	$ 8,303
Mid-America Health Partners, Inc. ("Mid-America")	December 1, 2002	Kansas	$41,260
PersonalCare Health Management, Inc. ("PersonalCare")	February 1, 2003	Illinois	$20,116
Altius Health Plans, Inc. ("Altius")	September 1, 2003	Utah	$46,696
Membership Purchases			
Health Partners of the Midwest ("Health Partners")	January 1, 2001	Missouri	$ 4,863
Kaiser Foundation Health Plan of Kansas City, Inc. ("Kaiser-KC")	April 2, 2001	Kansas	$ 6,498

C. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of costs in excess of the fair value of the net tangible assets of subsidiaries or operations acquired through December 31, 2003.

Goodwill

As described in the Company's segment disclosure, assets are not allocated to specific products, and, accordingly, goodwill can not be reported by segment. The Company has completed its impairment test of goodwill and has determined that there was no impairment of goodwill as of October 1, 2003, the Company's annual revaluation date. The changes in the carrying amount of goodwill for the year ended December 31, 2003 and 2002 were as follows (in thousands):

	2003	2002
Balance January 1,	**$243,746**	$237,392
Acquisition of NewAlliance Health Plan, Inc.	**—**	6,484
Acquisition of PersonalCare Health Management, Inc.	**9,237**	—
Acquisition of Altius Health Plans, Inc.	**28,496**	—
Transition cost adjustments	**(296)**	(130)
Impairment loss	**—**	—
Balance December 31,	**$281,183**	$243,746

The following table presents net earnings and earnings per share amounts restated to exclude goodwill amortization for the years ended December 31, 2003, 2002 and 2001 (in thousands, except per share data).

	Years Ended December 31,		
	2003	**2002**	**2001**
Reported net earnings	**$250,145**	$145,603	$84,407
Goodwill amortization	—	—	7,517
Adjusted net earnings	**$250,145**	$145,603	$91,924
Basic earnings per share	**$ 2.84**	$ 1.64	$ 0.87
Goodwill amortization	—	—	0.07
Adjusted basic earnings per share	**$ 2.84**	$ 1.64	$ 0.94
Diluted earnings per share	**$ 2.75**	$ 1.58	$ 0.83
Goodwill amortization	—	—	0.07
Adjusted diluted earnings per share	**$ 2.75**	$ 1.58	$ 0.90

Other Intangible Assets

The other intangible asset balances are as follows (in thousands):

	Gross Carrying *Amount*	Accumulated *Amortization*	Net Carrying *Amount*	Amortization *Period*
As of December 31, 2003				
Amortized other intangible assets:				
Customer Lists	**$23,868**	**$ 4,718**	**$19,150**	**5–15 Years**
HMO Licenses	**11,600**	**3,403**	**8,197**	**15–20 Years**
Total amortized other intangible assets	**$35,468**	**$ 8,121**	**$27,347**	—
Unamortized other intangible assets:				
Trade Names	**$ 100**	**$ —**	**$ 100**	—
Total unamortized other intangible assets	**$ 100**	**$ —**	**$ 100**	—
Total other intangible assets	**$35,568**	**$ 8,121**	**$27,447**	—
As of December 31, 2002				
Amortized other intangible assets:				
Customer Lists	$25,474	$ 7,745	$17,729	5–15 Years
HMO Licenses	10,700	2,842	7,858	15–20 Years
Total amortized other intangible assets	$36,174	$10,587	$25,587	—
Unamortized other intangible assets:				
Trade Names	$ 100	$ —	$ 100	—
Total unamortized other intangible assets	$ 100	$ —	$ 100	—
Total other intangible assets	$36,274	$10,587	$25,687	—

Other intangible amortization expense for the years ended December 31, 2003, 2002 and 2001 was $2.5 million, $3.1 million and $2.6 million, respectively. Estimated intangible amortization expense is $2.5 million for the years ending December 31, 2004 through 2006 and $2.4 million for the years ending December 31, 2007 and 2008. The weighted average amortization period is 14 years for other intangible assets.

D. PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following (in thousands):

	December 31, 2003	December 31, 2002	Depreciation Period
Land	**$ 350**	$ 350	—
Buildings and leasehold improvements	**11,698**	12,981	5–40 Years
Equipment	**97,764**	101,990	3– 7 Years
Sub-total	**109,812**	115,321	
Less accumulated depreciation and amortization	**(76,727)**	(81,276)	
Property and equipment, net	**$ 33,085**	$ 34,045	

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $15.6 million, $15.8 million and $15.8 million, respectively.

E. INVESTMENTS

The Company considers all of its investments as available-for-sale securities and, accordingly, records unrealized gains and losses, except for those determined to be other-than-temporary impairments, as other comprehensive income in the stockholders' equity section of its consolidated balance sheets.

The amortized cost, gross unrealized gain or loss and estimated fair value of short-term and long-term investments by security type were as follows at December 31, 2003 and 2002 (in thousands):

	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
As of December 31, 2003				
State and municipal bonds	**$ 371,872**	**$11,721**	**$ (714)**	**$ 382,879**
U.S. Treasury & agency securities	**154,057**	**3,669**	**(36)**	**157,690**
Mortgage-backed securities	**133,473**	**2,734**	**(304)**	**135,903**
Asset-backed securities	**73,631**	**2,307**	**(235)**	**75,703**
Corporate debt and other securities	**390,484**	**11,130**	**(1,198)**	**400,416**
	$1,123,517	**$31,561**	**$(2,487)**	**$1,152,591**
As of December 31, 2002				
State and municipal bonds	$ 277,667	$ 9,191	$ (140)	$ 286,718
U.S. Treasury & agency securities	146,097	5,186	(185)	151,098
Mortgage-backed securities	127,385	4,928	(40)	132,273
Asset-backed securities	81,493	3,130	(1,397)	83,226
Corporate debt and other securities	265,342	13,953	(258)	279,037
	$ 897,984	$36,388	$(2,020)	$ 932,352

The amortized cost and estimated fair value of short-term and long-term investments by contractual maturity were as follows at December 31, 2003 and December 31, 2002 (in thousands):

	Amortized Cost	Fair Value
As of December 31, 2003		
Maturities:		
Within 1 year	**$ 234,553**	**$ 236,036**
1 to 5 years	**554,629**	**570,671**
5 to 10 years	**312,224**	**323,040**
Over 10 years	**22,111**	**22,844**
Total short-term and long-term securities	**$1,123,517**	**$1,152,591**
As of December 31, 2002		
Maturities:		
Within 1 year	$ 103,620	$ 104,319
1 to 5 years	335,959	353,330
5 to 10 years	240,426	250,266
Over 10 years	217,979	224,437
Total short-term and long-term securities	$ 897,984	$ 932,352

Gross investment gains of $2.2 million and gross investment losses of $1.5 million were realized on sales of investments for the year ended December 31, 2003. This compares to gross investment gains of $1.9 million and gross investment losses of $3.1 million on these sales for the year ended December 31, 2002, and gross investment gains of $4.7 million and gross investment losses of $2.2 million on these sales for the year ended December 31, 2001.

The following table shows the Company's investments' gross unrealized losses and fair value, at December 31, 2003, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands).

	Less Than 12 Months		12 Months or More		Total	
Description of Securities	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
State and municipal bonds	$ 57,425	$ (714)	$ —	$ —	$ 57,425	$ (714)
U.S. Treasury & agency securities	28,372	(161)	—	—	28,372	(161)
Mortgage-backed securities	20,923	(391)	3,270	(21)	24,193	(412)
Asset-backed securities	—	—	—	—	—	—
Corporate debt and other securities	147,709	(1,200)	—	—	147,709	(1,200)
	$254,429	$(2,466)	$3,270	$ (21)	$257,699	$(2,487)

The securities referenced in this table do not meet the criteria for an other-than-temporarily impaired investment. These securities have an investment grade credit rating. The current unrealized loss is the result of interest rate increases and not the credit ratings associated with these securities. These investments are not in high risk industries or sectors and the Company intends to hold these investments for a period of time sufficient to allow for a recovery in market value.

F. Income Taxes

At December 31, 2003, the Company had approximately $63 million of federal and $151 million of state tax net operating loss carryforwards. The net operating losses were primarily acquired through various acquisitions. The net operating loss carryforwards can be used to reduce future taxable income until they expire through the year 2021.

The provision for income taxes consists of the following (in thousands):

	Years Ended December 31,		
	2003	**2002**	**2001**
Current provision:			
Federal	**$124,821**	$70,892	$42,298
State	**9,189**	7,100	7,851
Deferred provision:			
Federal	**7,026**	1,883	1,263
State	**1,883**	263	302
	$142,919	$80,138	$51,714

The Company's effective tax rate differs from the federal statutory rate of 35% as a result of the following:

	Years Ended December 31,		
	2003	**2002**	**2001**
Statutory federal tax rate	**35.00%**	35.00%	35.00%
Effect of:			
State income taxes, net of federal taxes	**2.34%**	2.30%	3.40%
Release of state NOL valuation allowance	**(0.61%)**	—	—
Amortization of goodwill	—	—	2.19%
Tax exempt interest income	**(0.93%)**	(1.13%)	(1.46%)
Remuneration disallowed	**0.92%**	—	—
Other	**(0.36%)**	(0.67%)	(1.14%)
Income tax provision	**36.36%**	35.50%	37.99%

The effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below (in thousands):

	December 31,	
	2003	**2002**
Deferred tax assets:		
Deferred revenue	**$ 6,064**	$ 5,690
Medical liabilities	**7,024**	5,186
Accounts receivable	**538**	1,108
Deferred compensation	**11,828**	10,340
Other accrued liabilities	**18,495**	20,660
Other assets	**8,744**	5,634
Net operating loss carryforwards	**29,040**	25,401
Gross deferred tax assets	**81,732**	74,019
Less valuation allowance	**(859)**	(3,252)
Deferred tax asset	**80,873**	70,767
Deferred tax liabilities:		
Other liabilities	**(3,131)**	(1,103)
Intangibles	**(4,812)**	(3,562)
Unrealized gain on securities	**(11,235)**	(12,201)
Gross deferred tax liabilities	**(19,178)**	(16,866)
Net deferred tax asset	**$ 61,695**	$ 53,901

The valuation allowance for deferred tax assets is due to the Company's belief that the realization of the deferred tax asset resulting from net operating losses associated with certain acquisitions is unlikely.

Stock-Based Compensation

As of December 31, 2003, the Company had one stock incentive plan, the Amended and Restated 1998 Stock Incentive Plan (the "Stock Incentive Plan") under which shares of the Company's common stock were authorized for issuance to key employees, consultants and directors in the form of stock options, restricted stock and other stock-based awards.

The Stock Incentive Plan is authorized to grant either incentive stock options or nonqualified stock options, stock appreciation rights, restricted stock and other stock-based awards at the discretion of the Compensation and Benefits Committee of the Board of Directors. At the annual meeting of shareholders held on June 5, 2003, the Company's shareholders voted to increase the shares of common stock authorized for issuance under the Stock Incentive Plan from an aggregate of 13.5 million shares to an aggregate of 16.5 million shares. Shares available for issuance under the Stock Incentive Plan were 1.8 million and 1.0 million as of December 31, 2003 and 2002, respectively.

Stock Options

Under the Stock Incentive Plan, the terms and conditions of option grants are established on an individual basis with the exercise price of the options being equal to not less than 100% of the fair value of the underlying stock at the date of grant. Options generally become exercisable after one year in 25% increments per year and expire ten years from the date of grant. At December 31, 2003, the Stock Incentive Plan had outstanding options representing 5.4 million shares of common stock.

Transactions with respect to stock options granted under the Stock Incentive Plan for the three years ended December 31, 2003 were as follows (shares in thousands):

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**5,702**	**$ 8.15**	7,886	$ 6.03	7,806	$ 5.16
Granted	**1,876**	**$28.36**	705	$18.75	899	$11.90
Exercised	**(2,048)**	**$ 7.11**	(2,499)	$ 4.47	(704)	$ 4.93
Cancelled	**(177)**	**$16.21**	(390)	$ 7.99	(116)	$ 6.63
Outstanding at end of year	**5,353**	**$15.36**	5,702	$ 8.15	7,886	$ 6.03
Exercisable at end of year	**2,725**	**$ 6.86**	3,656	$ 6.07	4,937	$ 4.99

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/03	Weighted Average Exercise Price
$ 3.00–$ 4.99	**965**	5.7	$ 4.44	**953**	$ 4.43
$ 5.00–$ 7.99	**1,420**	5.0	$ 6.39	**1,383**	$ 6.38
$ 8.00–$19.99	**1,198**	7.8	$14.98	**326**	$12.68
$20.00–$34.99	**1,770**	9.4	$28.79	**63**	$23.84
$ 3.00–$34.99	**5,353**	7.2	$15.36	**2,725**	$ 6.86

The weighted average grant date fair values for options granted in 2003, 2002 and 2001 were $10.69, $10.44 and $6.78, respectively.

Restricted Stock Awards

During 2003, the Company awarded 534,000 shares of restricted stock with varying vesting periods through 2007. The fair value of the restricted shares, at the grant date, is amortized over the vesting period. The restricted stock shares were granted at a weighted average fair value of $28.35. The Company recorded compensation expense related to restricted stock grants of $9.6 million, $5.7 million and $1.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. The deferred portion of the restricted stock as reported in additional paid in capital is $23.4 million at December 31, 2003.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan, implemented in 1994, allows substantially all employees who meet length of service requirements to set aside a portion of their salary for the purchase of the Company's common stock. At the end of each plan year, the Company issues the stock to participating employees at an issue price equal to 85% of the lower of the stock price at the end of the plan year or the average stock price, as defined. The Company has reserved 1.4 million shares of stock for this plan and has issued 25,696, 16,495 and 13,912 shares in 2003, 2002 and 2001, respectively.

Employee Retirement Plans

As of December 31, 2003, the Company had three defined contribution retirement plans qualifying under the Internal Revenue Code Section 401(k): the Coventry Health Care, Inc. Retirement Savings Plan (the "Savings Plan"); Mid-America Health Partners Inc. 401(k) and Investment Plan (the "MAH Plan"); and the Altius SaveMore 401(k) Plan (the "Altius Plan"). All employees of Coventry Health Care, Inc. and employees of its subsidiaries can elect to participate in the Savings Plan. The Savings Plan assets were held by (1) Principal Life Insurance Company, as funding agent of the assets held under the terms of the Flexible Investment Annuity Contract with Coventry Health Care, Inc., (2) Delaware Charter Guarantee and Trust Company, as custodial trustee of the mutual funds and (3) Bankers Trust Company, as custodial trustee of the Savings Plan's participant loans and the Coventry Health Care, Inc. common stock. Effective January 1, 2004, T. Rowe Price became the custodial trustee of the mutual funds, Savings Plan, participant loans and the Coventry Health Care, Inc. common stock in the Savings Plan.

Under the Savings Plan, participants may defer up to 15% of their eligible compensation, limited by the maximum compensation deferral amount permitted by applicable law. The Company makes matching contributions in the Company's common stock equal to 100% of the participant's contribution on the first 3% of the participant's eligible compensation and equal to 50% of the participant's contribution on the second 3% of the participant's eligible compensation. Participants will vest in the Company's matching contributions in 50% increments annually on their anniversary date over a period of two years of service with the Company. All costs of the Savings Plan's are funded by the Company and participants as they are incurred.

Several acquisitions have been completed since the adoption of the Savings Plan. Pursuant to specific terms of each acquisition's respective merger agreement, the surviving entity (1) became an adopting employer of the Savings Plan, and/or (2) commenced participation in the Savings Plan following approval by the Company's Board of Directors.

Merged/Acquired Entity	Effective Date
Blue Ridge Health Alliance, Inc.[2]	September 1, 2001
NewAlliance Health Plan, Inc.[2]	July 1, 2002
Mid-America Health Partners, Inc.[2]	December 2, 2002
PersonalCare Health Management, Inc.[1][2]	February 1, 2003
Altius Health Plans, Inc.[1][2]	January 1, 2004

Immediately upon participation in the Savings Plan, all participant account balances included in the assets of the former qualified retirement plan were rolled over into the Savings Plan and employees were permitted to commence participation in the Savings Plan, except for participants of the former Mid-America Health Partners. All employees of the former Mid-America Health Partners were eligible to participate in the Savings Plan effective December 2, 2002; however their balance in the MAH Plan remained in the MAH Plan. The MAH Plan was terminated effective December 1, 2002 and the MAH Plan assets will remain until the earlier of (i) termination of employment with Coventry or one of its affiliates; or (ii) receipt of the Internal Revenue Service determination letter approving the termination of the MAH Plan. No contributions were made to the MAH Plan after December 1, 2002. The MAH Plan assets are held by Fidelity Management Trust Company, as funding agent of the assets held under the terms of the Plan and Trust. All participants in the MAH Plan were 100% vested in employer matching contributions as of December 1, 2002. All costs of the MAH Plan are funded by the Company and participants as they are incurred. All employees of Altius were eligible to participate in the Savings Plan effective January 1, 2004. The Altius Plan was frozen effective December 31, 2003 and the Plan assets will be merged with and into the Savings Plan on February 2, 2004. No contributions were made to the Altius Plan after December 31, 2003. The Altius Plan assets are held by Reliance Trust Company, as funding agent of the assets held under the terms of the Plan and Trust. All participants in the Altius Plan were 100% vested in employer matching contributions as of September 1, 2003. All costs of the Altius Plan are funded by the Company and participants as they are incurred.

Supplemental Executive Retirement Plan

As of December 31, 2003, the Company was the sponsor of a Supplemental Executive Retirement Plan (the "SERP"), currently known as the Coventry Health Care, Inc. Supplemental Executive Retirement Plan. Under the SERP, participants may defer up to 15% of their base salary and up to 100% of any bonus awarded. The Company makes matching contributions equal to 100% of the participant's contribution on the first 3% of the participant's compensation and 50% of the participant's contribution on the second 3% of the participant's compensation. Participants vest in the Company's matching contributions ratably over two years. All costs of the SERP are funded by the Company as they are incurred.

The cost, principally employer matching contributions, of the Savings Plan and the SERP charged to operations for 2003, 2002 and 2001 was $7.3 million, $5.4 million and $5.6 million, respectively.

H. Senior Notes

On February 1, 2002, the Company completed a transaction to sell $175.0 million original 8.125% senior notes due February 15, 2012 in a private placement. These senior notes were then registered with the Securities and Exchange Commission. The proceeds from the sale of senior notes were used to purchase, from Principal Health Care, Inc., 7.1 million shares of Coventry common stock and a warrant exercisable, at that time, for 3.1 million shares of Coventry common stock. The aggregate purchase price for the shares of common stock and the warrant was $176.1 million. Interest on the notes is payable on February 15 and August 15 each year.

In August 2003, the Company repurchased a portion of its senior notes with a face value of $4.5 million and a weighted average premium of 8.9%. The Company recorded a loss on the repurchase in accordance with SFAS No. 145 which requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations. The loss of $0.5 million was included as additional senior notes interest expense. The carrying value of the senior notes is equal to the face value and the fair value is based on the quoted market prices. As of December 31, 2003, the carrying value was $170.5 million and the fair value was $189.7 million. As of December 31, 2002, the carrying value was $175.0 million and the fair value was $182.0 million.

The senior notes contain certain covenants and restrictions regarding incurring additional debt, limiting dividends or other restricted payments, and restricting transactions with affiliates, sales of assets and consolidations or mergers. The Company has complied with all covenants under the senior notes.

I. Commitments and Contingencies

The Company is contractually obligated to make the following payments within the next five years and thereafter (in thousands):

		Payments Due by Period			
Contractual Obligations	**Total**	**Less Than 1 Year**	**1–3 Years**	**3–5 Years**	**More Than 5 Years**
Senior notes	$170,500	$ —	$ —	$ —	$170,500
Interest payable on senior notes	117,751	13,853	27,706	27,706	48,486
Operating leases	84,546	16,560	28,775	18,559	20,652
Total contractual obligations	372,797	30,413	56,481	46,265	239,638
Less sublease income	(10,506)	(1,439)	(2,351)	(2,050)	(4,666)
Net contractual obligations	$362,291	$28,974	$54,130	$44,215	$234,972

Leases

The Company operates primarily in leased facilities with original lease terms of up to ten years with options for renewal. Through its acquisitions, the Company has office equipment leases with terms of approximately three years.

Total rent expense was $17.4 million, $15.2 million and $15.3 million, for the years ended December 31, 2003, 2002 and 2001, respectively.

Legal Proceedings

In the normal course of business, the Company has been named as a defendant in various legal actions such as actions seeking payments for claims denied by the Company, medical malpractice actions, employment related claims and other various claims seeking monetary damages. The claims are in various stages of proceedings and some may ultimately be brought to trial. Incidents occurring through December 31, 2003 may result in the assertion of additional claims. The Company carries general liability insurance for each of the Company's operations on a claims-made basis with varying deductibles for which the Company maintains reserves. The Company maintains general liability, professional liability and employment practices liability insurance in amounts that the Company believes is appropriate. The professional liability and employment practices liability insurances are carried through the Company's captive subsidiary.

The Company's captive subsidiary provides up to $5 million in professional liability coverage for each single claim and up to $10 million in coverage for each class action claim. The captive professional liability policy has an aggregate limit of $20 million per year. The captive is also co-insured with a commercial carrier for an additional $10 million for professional liability claims. Additionally, the captive employment practices liability policy provides up to $250,000 per single claim, $10 million per class action claim, and an aggregate policy limit of $10 million. Each year the Company will re-evaluate the most cost-effective method for insuring these types of claims.

Coventry Health Care, Inc. is a defendant in the provider track in the Managed Care Litigation filed in the United States District Court for the Southern District of Florida, Miami Division, MDL No. 1334, styled in *re: Humana, Inc., Charles B. Shane, MD, et al. vs. Humana, Inc., et al.* This action was filed by a group of physicians as a class action against Coventry and twelve other companies in the managed care industry. In its fourth amended complaint, the plaintiffs have alleged violations of the federal racketeering act, Racketeer Influenced and Corrupt Organizations ("RICO"), conspiracy to violate RICO and aiding and abetting a scheme to violate RICO. In addition to these RICO claims, the complaint includes counts for breach of contract, violations of various state prompt payment laws and equitable claims for unjust enrichment and quantum meruit. Coventry has filed a motion to dismiss each of these claims because they fail to state a cause of action or, in the alternative, to compel arbitration pursuant to the arbitration provisions which exist in the Company's physician contracts. In response to the motion to dismiss, the trial court dismissed several of the claims and ordered that all physicians who have an arbitration provision in their provider contracts must submit all of their claims to arbitration. As a consequence of this ruling, all the plaintiffs who have arbitration provisions voluntarily dismissed all of their arbitratable claims. The trial court excluded from the scope of claims subject to arbitration, the plaintiffs' claims of conspiracy, conspiracy to violate RICO and aiding and abetting violations of RICO. The defendants, including Coventry, have appealed the trial court's decision to the 11th Circuit Court of Appeals. The appeal has been fully briefed and the parties are awaiting a date for oral argument. The trial court has certified various subclasses of physicians; however, Coventry is not subject to the class certification order because the motion to certify was filed before Coventry was joined as a defendant. The plaintiffs have now filed a motion to certify a class as to Coventry, and Coventry has filed their opposition to that motion. The trial court has not yet issued a ruling on the motion. The defendants who were subject to the certification order filed an appeal to the 11th Circuit which has been argued. The appeals court has not yet issued its decision. Subsequent to this appeal, two companies have entered into settlement agreements with the plaintiffs. Both settlement agreements have been filed with the Court and have received final approval. Although the Company can not predict the outcome, management believes that this lawsuit will not have a material adverse effect on its financial position or our results of operations. Management also believes that the claims asserted in this lawsuit are without merit, and the Company intends to defend its position.

The Company may be the target of other similar lawsuits involving RICO and the Employee Retirement Income Security Act, generally claiming that managed care companies overcharge consumers and misrepresent that they deliver quality health care. Although the Company may be the target of other similar lawsuits, the Company believes there is no valid basis for such lawsuits.

The Company's industry is heavily regulated and the laws and rules governing the industry and interpretations of those laws and rules are subject to frequent change. Existing or future laws could have a significant effect on the Company's operations.

Capitation Arrangements

A small percentage of the Company's membership is covered by global capitation arrangements. Under the typical arrangement, the provider receives a fixed percentage of premium to cover all the medical costs provided to the globally capitated members. Under some capitated arrangements, physicians may also receive additional compensation from risk-sharing and other incentive arrangements. Global capitation arrangements limit the Company's exposure to the risk of increasing medical costs, but expose the Company to risk as to the adequacy of the financial and medical care resources of the provider organization. In addition to global capitation arrangements, the Company has capitation arrangements for ancillary services, such as mental health care. The Company is responsible for the coverage of its members pursuant to its customer agreements. To the extent that the respective provider organization faces financial difficulties or otherwise is unable to perform its obligations under the capitation arrangements, the Company will be required to perform such obligations. Consequently, the Company may have to incur costs in excess of the amounts it would otherwise have to pay under the original global or ancillary capitation arrangements. Medical costs associated with capitation arrangements made up approximately 9.9%, 8.9%, and 8.8% of the Company's total medical costs for the years ended December 31, 2003, 2002 and 2001, respectively. Membership associated with global capitation arrangements was approximately 145,000, 116,000 and 84,000 as of December 31, 2003, 2002 and 2001, respectively.

Federal Employees Health Benefits Program

The Company contracts with the Office of Personnel Management ("OPM") to provide managed health care services under the Federal Employee Health Benefits Program ("FEHBP"). These contracts with the OPM and applicable government regulations establish premium rating arrangements for this program. The OPM conducts periodic audits of its contractors to, among other things, verify that the premiums established under its contracts are in compliance with the community rating and other requirements under FEHBP. The OPM may seek premium refunds or institute other sanctions against health plans that participate in the program.

HealthAmerica Pennsylvania, Inc. ("HealthAmerica"), the Company's Pennsylvania HMO subsidiary, received audit reports from the OPM that questioned approximately $31.1 million of subscription charges that were paid to HealthAmerica under the FEHBP for contract years 1993–1999. In the fourth quarter of 2003, HealthAmerica, settled this dispute with the OPM and the U.S. Department of Justice. The final settlement payment of $29.0 million was fully reserved by HealthAmerica and therefore had no impact on 2003 earnings, the regulated capital of HealthAmerica, or the Company's consolidated stockholders' equity.

J. Concentrations of Credit Risk

The Company's financial instruments that are exposed to credit risk consist primarily of cash equivalents, investments in fixed income securities and accounts receivable. The Company invests its excess cash in state and municipal bonds, U.S. Treasury and agency securities, mortgage-backed securities, asset-backed securities, corporate debt and other securities. Investments in marketable securities are managed within guidelines established by the Board of Directors, which require investment-grade fixed income securities and limit the amount that may be invested in any one issuer. The fair value of the Company's financial instruments is equivalent to their carrying value and, although there is some credit risk associated with these instruments, the Company believes this risk to be minimal.

Concentration of credit risk with respect to receivables is limited due to the large number of customers comprising the Company's customer base and their breakdown among geographical locations. The Company believes the allowance for doubtful accounts adequately provides for estimated losses as of December 31, 2003. The Company has a risk of incurring losses if such allowances are not adequate.

K. Statutory Information

The Company's HMO and insurance company subsidiaries are required by state regulatory agencies to maintain minimum surplus balances, thereby limiting the dividends the parent may receive from its regulated entities. During 2003, the Company collected $108.7 million in dividends from its regulated subsidiaries.

The National Association of Insurance Commissioners ("NAIC") has proposed that states adopt risk-based capital ("RBC") standards that, if adopted, would generally require higher minimum capitalization requirements for HMOs and other risk-bearing health care entities. RBC is a method of measuring the minimum amount of capital deemed appropriate for a managed care organization to support its overall business operations with consideration for its size and risk profile. This calculation, approved by the NAIC, incorporates asset risk, underwriting risk, credit risk and business risk components. The Company's health plans are required to submit an RBC report to the NAIC and their domiciled state's department of insurance with their annual filing.

The RBC results will then be used to determine if the health plan's statutory net worth is adequate to support the amount of its calculated risk profile. Regulators will also use the RBC results to determine if any regulatory actions are required. Regulatory actions that could take place, if any, range from filing a financial action plan explaining how the plan will increase its statutory net worth to the approved levels, to the health plan being placed under regulatory control.

The majority of states in which the Company operates health plans have adopted an RBC policy that recommends the health plans maintain statutory reserves at or above the 'Company Action Level' which is currently equal to 200% of their RBC. The Company has adopted an internal policy to maintain all of its regulated subsidiaries' statutory reserves at or above 250% of their RBC. Some states in which the Company's regulated subsidiaries operate, require deposits to be maintained with the respective states' departments of insurance. The table below summarizes the Company's statutory reserve information, as of December 31, 2003 and 2002 (in millions except percentage data).

	2003	**2002**
Capital and surplus	**$588.6**	$437.1
250% of RBC	**374.5**	315.9
Excess capital and surplus above 250% of RBC	**214.1**	121.2
Capital and surplus as a percentage of RBC	**393%**	346%
Statutory deposits	**23.2**	19.5

The increase in capital and surplus for the Company's regulated subsidiaries is a result of income during 2003 and the acquisitions of PersonalCare and Altius, offset by dividends paid to the parent company. The increase in statutory deposits is mainly a result of the acquisitions of PersonalCare and Altius.

Excluding funds held by entities subject to regulation, the Company had cash and investments of approximately $209.5 million and $86.7 million at December 31, 2003 and December 31, 2002, respectively. The increase in non-regulated cash and investments is primarily a result of dividends received from subsidiaries mentioned above and ordinary operating activities offset by payments for acquisitions. During the year ended December 31, 2003, Coventry made capital contributions of approximately $14.1 million to the Company's HMO subsidiaries. This contribution was almost exclusively made to the Company's recently acquired Altius Health Plan in order to increase capital to appropriate levels.

L. Other Income

Other income for the years ended December 31, 2003, 2002 and 2001 includes investment income, net of fees, of approximately $40.2 million, $40.9 million and $43.2 million, respectively.

M. Earnings Per Share

Basic earnings per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share assume the exercise of all options and warrants and the vesting of all restricted stock using the treasury stock method.

The following table summarizes the earnings and the average number of common shares used in the calculation of basic and diluted earnings per share (in thousands, except for per share amounts):

	Earnings	Shares	Per Share Amount
Year Ended December 31, 2003			
Basic earnings per share	**$250,145**	**88,113**	**$2.84**
Effect of dilutive securities:			
Options and warrants	—	**2,652**	
Diluted earnings per share	**$250,145**	**90,765**	**$2.75**
Year Ended December 31, 2002			
Basic earnings per share	$145,603	88,802	$1.64
Effect of dilutive securities:			
Options and warrants	—	3,063	—
Diluted earnings per share	$145,603	91,865	$1.58
Year Ended December 31, 2001			
Basic earnings per share			
Earnings before cumulative effect—SFAS No. 133	$ 83,529	97,485	$0.86
Cumulative effect—SFAS No. 133	878	—	0.01
Basic earnings per share	$ 84,407	97,485	$0.87
Diluted earnings per share			
Earnings before cumulative effect—SFAS No. 133	$ 83,529	97,485	
Effect of dilutive securities:			
Options and warrants	—	4,328	
	$ 83,529	101,813	$0.82
Cumulative effect—SFAS No. 133	878	—	0.01
Diluted earnings per share	$ 84,407	101,813	$0.83

N. Share Repurchase Program

The Company's Board of Directors has approved a program to repurchase up to 10% of its outstanding common stock. Stock repurchases may be made from time to time at prevailing prices on the open market, by block purchase or in private transactions. As a part of this program, the Company purchased 5.6 million shares of its common stock from 1999 to 2002, which includes 3.3 million purchased in 2002 at an aggregate cost of $65.5 million. The Company did not purchase any shares of its common stock in 2003 under this program. The total remaining common shares the Company are authorized to repurchase under the program, including the new authorization, is approximately 3.8 million as of December 31, 2003.

O. Segment Information

The Company has three reportable segments: Commercial, Medicare and Medicaid products. The products are provided to a cross section of employer groups and individuals throughout the Company's health plans. Commercial products include HMO, PPO and POS products. HMO products provide comprehensive health care benefits to members through a primary care physician. PPO and POS products permit members to participate in managed care but allow them the flexibility to utilize out-of-network providers in exchange for increased out-of-pocket costs. The Company provides comprehensive health benefits to members participating in Medicare and Medicaid programs and receives premium payments from federal and state governments.

The Company evaluates the performance of its operating segments and allocates resources based on gross margin. Assets are not allocated to specific products and, accordingly, can not be reported by segment. The following tables summarize the Company's reportable segments through gross margin and include a medical loss ratio ("MLR") calculation:

	Years Ended December 31,			
(in thousands)	**Commercial**	**Medicare**	**Medicaid**	**Total**
2003				
Revenues	**$3,438,424**	**$480,258**	**$523,763**	**$4,442,445**
Medical costs	**2,746,236**	**402,688**	**458,365**	**3,607,289**
Gross margin	**$ 692,188**	**$ 77,570**	**$ 65,398**	**$ 835,156**
MLR	**79.9%**	**83.8%**	**87.5%**	**81.2%**
2002				
Revenues	$2,614,370	$432,556	$457,289	$3,504,215
Medical costs	2,163,709	371,538	384,252	2,919,499
Gross margin	$ 450,661	$ 61,018	$ 73,037	$ 584,716
MLR	82.8%	85.9%	84.0%	83.3%
2001				
Revenues	$2,347,614	$352,130	$383,081	$3,082,825
Medical costs	2,016,182	314,867	319,944	2,650,993
Gross margin	$ 331,432	$ 37,263	$ 63,137	$ 431,832
MLR	85.9%	89.4%	83.5%	86.0%

P. Quarterly Financial Data (Unaudited)

The following is a summary of unaudited quarterly results of operations (in thousands, except per share data) for the years ended December 31, 2003 and 2002.

	Quarters Ended			
	March 31, 2003	**June 30, 2003**	**September 30, 2003**	**December 31, 2003**
Operating revenues	**$1,065,418**	**$1,096,431**	**$1,149,989**	**$1,223,305**
Operating earnings	**69,454**	**91,255**	**102,094**	**103,394**
Earnings before income taxes	**76,165**	**99,104**	**107,179**	**110,616**
Net earnings	**49,507**	**63,427**	**67,523**	**69,688**
Basic earnings per share	**0.57**	**0.72**	**0.76**	**0.78**
Diluted earnings per share	**0.55**	**0.70**	**0.74**	**0.76**

	Quarters Ended			
	March 31, 2002	**June 30, 2002**	**September 30, 2002**	**December 31, 2002**
Operating revenues	$ 848,549	$ 890,113	$ 891,953	$ 946,290
Operating earnings	36,493	51,437	55,983	56,757
Earnings before income taxes	44,091	56,746	62,302	62,602
Net earnings	28,439	36,601	40,185	40,378
Basic earnings per share	0.31	0.41	0.45	0.46
Diluted earnings per share	0.30	0.40	0.44	0.45

Q. Subsequent Events (Unaudited)

On January 14, 2004, the Company announced that its Illinois subsidiary, PersonalCare Health Management, Inc. ("PersonalCare"), had entered into a renewal rights agreement with Rockford Health Systems whereby PersonalCare will serve as the carrier of choice for the transition of Rockford Health Plans' business. Rockford Health Plans, a for-profit plan wholly owned by Rockford Health Systems, covers a seven-county service area and provides health benefits to approximately 14,000 fully insured commercial members and 6,000 full-service self-insured members. Under the terms of the agreement, Rockford Health Systems providers will become participating providers in PersonalCare's network. The agreement expected to commence upon final regulatory approvals.

Between January 1, 2004, and the date of this filing, under the share repurchase program previously approved by the Board of Directors, the Company purchased 2.0 million shares of its common stock at an aggregate purchase price of $84.6 million. The remaining common shares the Company is authorized to repurchase under the program is approximately 1.8 million.

DIRECTORS & SENIOR OFFICERS

Board of Directors

John H. Austin, M.D.
Chairman, Coventry Health Care
Chairman and Chief Executive Officer of Arcadian Management Services

Allen F. Wise
President and Chief Executive Officer
Coventry Health Care

Joel Ackerman
Managing Director
Warburg Pincus

L. Dale Crandall
Former President and Chief Operating Officer
Kaiser Foundation Health Plan, Inc.

Emerson D. Farley, Jr., M.D.
Physician

Lawrence N. Kugelman
Private Investor and Business Consultant

Rodman W. Moorhead, III
Senior Advisor and Managing Director
Warburg Pincus

Robert W. Morey
President and Principal
Catalina Life and Health Reinsurers, Inc.
R. W. Morey Reinsurers Limited

Elizabeth E. Tallett
Principal
Hunter Partners, LLC

Timothy T. Weglicki
General Partner
ABS Capital Partners

Senior Officers

Allen F. Wise
President and Chief Executive Officer

Thomas P. McDonough
Executive Vice President and Chief Operating Officer

Dale B. Wolf
Executive Vice President
Chief Financial Officer and Treasurer

Harvey C. DeMovick, Jr.
Senior Vice President, Customer Service Operations
Chief Information Officer

Bernard J. Mansheim, M.D.
Senior Vice President and Chief Medical Officer

Nancy G. Cocozza
Senior Vice President, Government Programs

Thomas A. Davis
Senior Vice President, Coventry Health Care
Chief Executive Officer, Coventry Health Care of Georgia

Richard J. Gilfillan, M.D.
Senior Vice President

Shawn M. Guertin
Senior Vice President, Finance

J. Stewart Lavelle
Senior Vice President
Chief Marketing and Sales Officer

Ancelmo E. Lopes
Chief Executive Officer, HealthCare USA of Missouri

James E. McGarry
Senior Vice President

Timothy E. Nolan
Senior Vice President, Coventry Health Care
Chief Executive Officer, Coventry Health Care of Delaware

John J. Ruhlmann
Vice President and Corporate Controller

Francis S. Soistman, Jr.
Senior Vice President, Coventry Health Care
Chief Executive Officer, HealthAmerica Pennsylvania

Janet M. Stallmeyer
Senior Vice President, Coventry Health Care
Chief Executive Officer, Coventry Health Care of Kansas

Charles R. Stark
Senior Vice President, Coventry Health Care
Chief Executive Officer, Group Health Plan

Thomas C. Zielinski
Senior Vice President and General Counsel

Notice of Annual Meeting
The annual meeting of shareholders will be held on June 3, 2004, at 9:30 a.m., Eastern Daylight Saving Time, at the Bethesda Marriott Hotel, 5151 Pooks Hill Rd., Bethesda, MD 20814.

Transfer Agent
Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 756-3353
www.melloninvestor.com

Corporate Counsel
Bass, Berry and Sims, PLC
Nashville, TN

Corporate Headquarters
Coventry Health Care, Inc.
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817
(301) 581-0600

Form 10-K
Coventry Health Care has filed an Annual Report on Form 10-K for the year ended December 31, 2003 with the Securities and Exchange Commission. Section 302 CEO/CFO certifications have been filed as exhibits to Form 10-K. Shareholders may obtain a copy of this report, including the CEO/CFO certifications, by writing:
Investor Relations Department
Coventry Health Care
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817
The report and certifications are also available on Coventry's Web Site at http://www.cvty.com

Common Stock
Coventry Health Care common stock is traded on the New York Stock Exchange under the symbol "CVH."

Dividend Policy
Coventry Health Care has not paid any cash dividends on its common stock. The Company's ability to pay dividends is restricted as discussed in the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Disclaimer
This annual report contains forward-looking information. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be significantly impacted by certain risks and uncertainties described herein and in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2003.

Designed by Curran & Connors, Inc. / www.curran-connors.com

COVENTRY HEALTH CARE

6705 Rockledge Drive, Suite 900

Bethesda, MD 20817

www.cvty.com